EXHIBIT 99.2

AGRIUM INC.

2012

MANAGEMENT’S DISCUSSION & ANALYSIS OF

OPERATIONS AND FINANCIAL CONDITION

Management’s Discussion & Analysis

February 22, 2013

INSIDE THE MD&A

9	Forward-Looking Statements
13	Executive Summary
14	Retail
22	Wholesale
36	Advanced Technologies
39	Other
40	Crop Input Situation and 2013 Outlook
44	Key Business Metrics
46	Consolidated Performance
49	Quarterly Results of Operations
50	Additional and Non-IFRS Financial Measures
51	Financial Condition
54	Liquidity and Capital Resources
56	Business Acquisitions
57	Debt Instruments, Capital Management and Ratings
60	Outstanding Share Data
60	Contingent Liabilities
61	Off Balance Sheet Arrangements
61	Financial Instruments
64	2012 Fourth Quarter Management’s Discussion and Analysis
69	Accounting Estimates
74	Enterprise Risk Management
77	Environmental Protection Requirements
81	Controls and Procedures
82	Key Assumptions and Risks in Respect of Forward-Looking Statements

8	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the two years ended December 31, 2012. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. The reader should consider the cautionary notes regarding forward-looking statements (page 82) and the Consolidated Financial Statements and related notes (pages 84 to 134).

Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures.

The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the United States (“U.S.”) Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars except where otherwise stated. 2012 and 2011 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements include, but are not limited to, references to: our ability to continue delivering value to all of our stakeholders; our adaptability to different market conditions; disclosures made under the heading “Crop Input Situation and 2013 Outlook”; our 2013 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations; key drivers for our business and industry trends; the potential for continued growth in our seed business; estimates, forecasts and statements as to management’s expectations with respect to our expansion projects including our Vanscoy brownfield potash expansion project, our nitrogen facility expansion project in Egypt and our brownfield debottleneck project at our Profertil facility in

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	9

Argentina and the impact of such expansion projects on Agrium’s operations, additional brownfield opportunities and greenfield expansions under evaluation, our agreement for the long-term supply of phosphate rock and the construction of Agrium’s import terminal on the West Coast of Canada; the impact of the expansion of the ESN® facility in New Madrid, Missouri; the results of newly established partnerships in our AAT business unit; expectations respecting the completion and terms of the acquisition of the majority of the Agri-products Business of Viterra (as defined herein) and the sale of Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada to CF (as defined herein), including with respect to purchase price, adjustments, anticipated timing of regulatory approvals and closing and the benefits to be derived therefrom; reserves and resource estimates; mine life estimates; future capital expenditures, including sustaining capital and investing capital, and capital resources; future cash requirements and long-term obligations; anticipated tax rates; our expectations respecting financing of announced projects through cash provided from operating activities, existing lines of credit and funds available from new debt or equity securities offerings; anticipated tax rates; asset retirement obligations; future crop input sales and prices; availability of raw materials; risk mitigation activities; remediation and tailings management activities; the anticipated impact of emissions legislation and the implementation of emissions reduction protocols; Agrium’s emissions and emissions management activities and anticipated compliance costs; environmental and civil liabilities including the anticipated resolution of certain legal and regulatory proceedings and the effect of such proceedings; our assumptions and critical estimates in applying accounting policies; expectations with respect to the impact of future accounting policy standards, amendments and interpretations; business strategies and plans for implementing them; and our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” with respect to the material assumptions and risks associated with the forward-looking statements.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

By their nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this MD&A under “Enterprise Risk Management – Key Business Risks”, which would cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional risks and uncertainties that may affect all forward-looking information included in this MD&A include, but are not limited to, the following:

w

General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; and availability of labor supply;

w

Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

w

Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and restrictions on our ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex Limited (“Canpotex”) the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

w

Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

w

General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

w

Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; the inherent risks associated with our mining operations; inaccuracies in reserve and resource estimates; changes to timing, construction cost and performance of other parties in respect of new facilities; and political risks associated with our interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), including the risk that MOPCO may not be allowed to proceed with the completion of the new facilities, Argentine Profertil nitrogen facilities, and other facilities;

w

Changes in development plans for our potash expansion project, nitrogen debottleneck and other major capital expansion projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed, due to factors such as availability of equipment and labor, the performance of other parties, risks associated with technology or inflationary pressure;

w

Environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the crop inputs supply chain, including risk of injury to employees, contractors or members of the public, and possible environmental contamination; and risks associated with the transportation, storage and use of chemicals and the security of our facilities and personnel;

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	11

w

Integration risks that might cause anticipated synergies from our recent (including those described in this MD&A) and future acquisitions to be less than expected, including the acquired business’ actual results being different than those upon which we based our expectations and industry factors which may affect us and the acquired business in general and thereby impact the demand for our products and services; and

w

Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets, specifically, there are risks associated with the proposed acquisition of the majority of the Agri-products Business of Viterra and the proposed transaction whereby Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada is to be acquired by CF, including completion of the acquisition of the majority of the Agri-products Business of Viterra and the sale of the interest in the Medicine Hat nitrogen facility to CF, as well as the timing thereof, the receipt of the necessary regulatory clearances in respect of the assets proposed to be purchased by Agrium and CF, the satisfaction of other conditions precedent to closing, and potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the introduction of technologies in the agricultural industry that may be disruptive to our business.

The above items and their possible impact are discussed more fully in the relevant parts of this MD&A, including the sections headed “Key Business Sensitivities” and “Enterprise Risk Management” and in our Annual Information Form. Additional information on the foregoing and other risk factors is also detailed from time to time in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission.

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

Certain financial measures referenced in this MD&A are classified as additional IFRS financial measures, which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Additional IFRS financial measures include earnings (loss) from continuing operations before finance costs and income taxes (“EBIT”), interest coverage, return on operating capital employed, and return on capital employed. Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”), EBITDA to sales, normalized comparable store sales and selected Retail ratios are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Refer to the discussion of Additional and Non-IFRS Financial Measures on page 50 when referring to these measures.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

EXECUTIVE SUMMARY – A RECORD YEAR

2012 IN REVIEW

Agrium is a world leader in the production and distribution of the crop inputs that growers require to maximize their productivity. We also provide our customers with the vital experience, knowledge and services to make the most of these products. In 2012, Agrium achieved the highest consolidated net earnings (“net earnings”) in our 18-year history, as well as net earnings from continuing operations that were in-line with last year’s record results. This was supported by record earnings from our Retail business unit and the second highest earnings on record for our Wholesale and Advanced Technologies business units. Robust demand for all crop inputs supported earnings, as strong global crop prices and record grower cash margins provided an economic incentive for farmers to plant near-record corn acreage and take steps to maximize yields on all crops. Our 2012 results were impacted by a major planned turnaround at our potash mine related to our significant capacity expansion project, a severe drought in the U.S. Midwest and an early start to the winter season in Western Canada, which lowered fall ammonia sales volumes in this important market. In addition to delivering strong financial results this year, we also implemented significant increases to our regular dividend payment and a Cdn$900-million substantial issuer bid in the fourth quarter, in connection with the proposed sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility. We believe that our unique position across the agricultural crop input value chain, combined with our focus on cultivating strong operating and financial performance, will allow us to capitalize on the strong fundamentals supporting our business in order to continue delivering value to all of our stakeholders.

2012 | CONSOLIDATED AND BUSINESS UNIT FINANCIAL PERFORMANCE

In 2012, Agrium’s net earnings from continuing operations were $1.5-billion, in-line with the previous record of $1.5-billion in 2011, as a result of continued strength in the underlying agricultural fundamentals. Our 2012 EBITDA1 rose to a record $2.7-billion, from $2.6-billion in 2011.

Our Retail business unit achieved record EBITDA of $951-million in 2012, compared to the previous record of $769-million in 2011, as a result of robust demand for crop inputs related to attractive crop prices as well as a significant improvement in earnings from our Australian Retail operations.

Our Wholesale business unit achieved EBITDA of $1.9-billion in 2012, compared to $2.0-billion in 2011, reflecting lower potash and phosphate prices and reduced potash sales volumes, which were largely offset by higher nitrogen sales volumes and margins.

Our Advanced Technologies (“AAT”) business unit produced EBITDA of $43-million in 2012, supported by strong demand for Environmentally Smart Nitrogen (“ESN”). This compared to a loss of $27-million in 2011, which included a $61-million charge associated with our investment in Hanfeng Evergreen Inc. (“Hanfeng”).

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Retail

Innovative crop input products and services for global growers

Agrium’s Retail business unit offers innovative crop input products and services to our grower customers across North America, South America and Australia. Our proven ability to supply customers with leading products and services, including high quality seed, crop nutrition, crop protection and related services, has enabled the business to grow significantly in both size and profitability.

Agrium Retail works directly with growers to help them maximize their productivity through the implementation of best management practices, based on a thorough understanding of local soils, climate conditions and crop requirements. We provide innovative technologies, products and experience, backed by a commitment to sound environmental practices. Retail also offers application services for the products we sell, using the latest equipment and standards to meet growers’ needs.

Our proven business model and focus on disciplined growth has made us the largest agricultural input retailer in the United States and Australia, as well as one of the largest in Argentina. We have also established a growing presence in Western Canada, Uruguay, Chile and Brazil. A core component of our Retail strategy is the focus we place on performance management, building upon our strong grower relationships and the strength of our brands – including our proprietary Loveland Products, Inc. (“Loveland”) crop protection and specialty nutrient products and Dyna-Gro seed. Serving customers in diverse markets requires a variety of marketing programs and we are able to effectively adapt to these different market conditions. We provide a complete offering of products and agronomic services in order to achieve greater market penetration and customer loyalty. Additionally, we strive to build strong relationships with leading growers in each of our markets, allowing us to grow along with our customers. We leverage the scale of our Retail business to minimize costs, grow sales of our proprietary products and adopt appropriate technologies to more effectively serve our customers. Through all of these efforts, we are committed to protecting the environment and the health and safety of our employees, customers and the communities in which we operate.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA
Canada
USA
Hawaii
SOUTH AMERICA
Brazil
Argentina
Uruguay
Chile
AUSTRALIA

RETAIL

- CROP PRODUCTION SERVICES CANADA (CPSC)
- CROP PRODUCTION SERVICES (CPS)
- CROP PRODUCTION SERVICES (CPS) HEAD OFFICE
- AGROSERVICIOS PAMPEANOS (ASP)
- HEAD OFFICE
- BRANCH
- STATE OFFICE

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	15

RETAIL | KEY DEVELOPMENTS

In 2012, we continued to make significant progress towards growing our leading Retail position through a combination of organic growth initiatives and accretive acquisitions. We also entered into an agreement with Glencore International plc (“Glencore”) to acquire approximately 90 percent of Viterra’s Retail business following completion of Glencore’s acquisition of Viterra, which occurred on December 17, 2012. In early 2013, Agrium filed notices with the Canadian Competition Bureau and the Australian Competition and Consumer Commission to seek approval for this transaction and we expect approvals to be granted in the first half of 2013. We believe that this acquisition represents an excellent opportunity for growth in the important end-markets of Canada and Australia.

We also completed a significant number of smaller Retail acquisitions in 2012, primarily in the U.S. In total, we acquired 59 Retail locations representing annual sales of $477-million. The largest of these was the acquisition of West Texas Agriplex Inc. (“West Texas Agriplex”) in December, with 12 locations in Western Texas, and the acquisition of Ritter Crop Services, Inc. (“Ritter Crop Services”) in March, with seven locations across Northeast Arkansas, enabling us to further strengthen our position in the Southern U.S. region. We also expanded our footprint in South America this year through the acquisition of Utilfértil Indústria E Comércio De Fertilizantes Ltda. (“Utilfertil”) in Southern Brazil. The establishment of this foothold position in Brazil builds upon our existing Retail presence in Argentina, Chile and Uruguay and has allowed us to enter this key agricultural market in a lower-capital manner.

RETAIL | FINANCIAL RESULTS

Retail’s 2012 financial results were its strongest ever in terms of sales, gross profit, EBIT and EBITDA. In 2012, Retail sales reached $11.5-billion, compared to $10.3-billion in 2011. Gross profit also increased to $2.5-billion, up from $2.3-billion in 2011. EBIT increased to $757-million, compared to $600-million in 2011, while EBITDA rose to $951-million, compared to $769-million reported last year.

Retail’s record 2012 financial results were driven by the combination of strong global crop prices, increased planted acreage across key agricultural regions, as well as one of the earliest North American spring seasons in history and an extended fall application season, which supported robust demand for crop input products and services. Comparable store sales increased by 8 percent in 2012, compared to 14 percent in 2011, while normalized comparable store sales1 increased by 8 percent in 2012, compared to 1 percent in 2011. Smaller acquisitions completed in 2011 and 2012 contributed approximately $207-million and $156-million in sales, respectively, in 2012. Significantly stronger results from our Australian Retail operations also supported our record performance this year. Depreciation and amortization expense increased to $194-million in 2012, compared to $169-million in 2011, primarily due to the full-year and partial-year inclusion of Retail acquisitions made in 2011 and 2012, respectively, and an increase in capitalized equipment. Record sales in 2012 were partially offset by a corresponding increase in cost of product sold, which was $9.0-billion in 2012, compared to $8.0-billion in 2011.

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

16	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RETAIL | EXPENSES

Retail selling expenses, which tend to vary directly with sales activity, increased by 5 percent to $1.7-billion in 2012. This was due primarily to higher expenses associated with the increased scale of the business as a result of acquisitions, employee-related expenses and an increase in depreciation and amortization expense associated with acquired businesses and purchased equipment. These expense increases were largely offset by a decrease in costs associated with leased equipment, as well as lower loss and damage claims. Total selling expense as a percentage of sales was 14.5 percent in 2012, a decrease from the 15.5 percent recorded in 2011. Retail’s operating coverage ratio1 also improved to 69 percent in 2012, down from 74 percent in 2011, as a result of a greater increase in gross profit relative to operating expenses. In addition to gross margins, we also measure EBITDA as a percentage of sales1. In 2012, EBITDA as a percentage of sales was 8.3 percent, compared to 7.5 percent in 2011.

„ RETAIL PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Sales	11,479	10,316
Cost of product sold	9,001	8,030
Gross profit	2,478	2,286
Selling	1,669	1,595
General and administrative	122	120
Earnings from associates	(9)	(1)
Other income	(61)	(28)
EBIT	757	600
EBITDA	951	769
EBITDA as a percent of sales (%)	8.3	7.5

CROP NUTRIENTS: PRODUCTS AND SERVICES

Retail supplies the crop nutrients that are essential to growing healthy plants, including dry and liquid nitrogen, phosphate, potash, sulfur and micronutrients. These are typically bulk blended at Agrium Retail branches to match local conditions and grower requirements for each field and crop. Our Retail agronomists use the 4R Nutrient Stewardship system to help determine the right nutrient source, in the right amounts, applied at the right time and in the right place. The 4R Nutrient Stewardship system provides a framework to achieve cropping system goals, such as increasing production, increasing grower profitability and improving environmental protection. Our Retail branches work closely with growers in order to understand their goals and customize our delivery of products, agronomic advice and product application services that help achieve these goals. Agrium Retail also delivers additional value to growers through its application services, which are provided on a fee-for-service basis. Agrium Retail acquires crop nutrient products from a wide variety of suppliers at market prices, including purchases from Agrium Wholesale.

[1]	Refer to Additional and Non-IFRS Financial Measures on page 50 of this MD&A.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	17

CROP NUTRIENTS: FINANCIAL RESULTS

Crop nutrient sales were $5.1-billion in 2012, compared to $4.5-billion in 2011. The increase was due to a combination of higher nutrient prices and stronger sales volumes this year. Average crop nutrient sales prices were up 7 percent year-over-year due to stronger average crop nutrient prices, particularly for nitrogen products. Retail nutrient sales volumes also increased by 6 percent, reaching 8.2 million tonnes in 2012, compared to 7.7 million tonnes in 2011. Most of the increase occurred in North America, as growers took advantage of strong global crop prices, attractive cash margins and the early North American spring season to increase planted acreage and use of crop nutrients. Cost of product sold increased to $4.3-billion in 2012, compared to $3.8-billion in 2011, due to the same factors. Gross profit reached $821-million this year, compared to $758-million in 2011. The increase in gross profit was due to higher nutrient sales volumes, as well as slightly higher per tonne margins on crop nutrient sales in 2012. Crop nutrient margins were $101 per tonne in 2012, compared to $98 per tonne last year, partly supported by improved margins in our Australian operations and through expanded sales of proprietary specialty nutritional product lines. Nutrient margins in our Australian operations are lower than those in North and South America, as nutrients in this market are primarily held at port and blended by the product suppliers once Agrium arranges a sale. Gross margin as a percentage of crop nutrient sales was 16.0 percent in 2012, compared to 16.7 percent in 2011.

CROP PROTECTION PRODUCTS: PRODUCTS AND SERVICES

Agrium Retail’s crop protection business markets a broad spectrum of herbicide, fungicide, insecticide and adjuvant products that help growers minimize yield losses and protect crop quality from weeds, disease and insects. Our Retail business serves as both a retailer of crop protection products and, to a lesser extent, a wholesaler to other retail operators. We buy brand name and generic products from recognized suppliers and we market Loveland branded products in more than 25 countries. We are the largest independent distributor of crop protection products in the U.S. and we own and operate five blending and formulation facilities, located in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; Fairbury, Nebraska; and Casilda, Argentina.

CROP PROTECTION PRODUCTS: FINANCIAL RESULTS

Crop protection sales increased to $3.9-billion in 2012, compared to $3.4-billion in 2011. The increase this year was attributable to higher prices and sales volumes for most product lines. The cost of crop protection products sold increased to $3.0-billion in 2012, compared to $2.7-billion in 2011, due to similar factors. Gross profit for crop protection products reached $928-million in 2012, compared to $798-million in 2011. The increase in sales was primarily due to stronger grower demand in our North American Retail operations, supported by increased sales of glyphosate and other herbicides, which more than offset lower demand for fungicides following the onset of the severe U.S. drought. In North America, our proprietary Loveland products accounted for approximately 18 percent of our total crop protection product sales, compared to approximately 16 percent in 2011, and contributed margins significantly higher than other crop protection products.

18	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

SEED: PRODUCTS AND SERVICES

Agrium Retail’s network provides seed and information for growers across key agricultural regions. We offer our own proprietary Dyna-Gro branded seed and also procure seed from top global suppliers. Our Dyna-Gro seed specialists source key seed genetics from major seed suppliers and match seed characteristics to local soil and growing conditions in order to achieve the best results in each area. Increases in seed market share, combined with continued technological advancements in seed genetics and our focus on delivering high quality seed products to our customers, provide significant potential for continued strong growth in this key area of our business.

SEED: FINANCIAL RESULTS

Seed sales reached $1.2-billion in 2012, compared to $1.1-billion in 2011. This increase in seed sales was due primarily to an increase in seeded acreage across most major crops in North America this year, particularly corn and wheat. The cost of product sold for seed also increased to $949-million in 2012, compared to $855-million in 2011, as a result of higher seed costs and a shift in product mix relative to last year. Gross profit from seed was $240-million, compared to $230-million in 2011. In 2012, Agrium’s proprietary Dyna-Gro branded seed sales increased by 11 percent over the previous year and accounted for approximately 19 percent of our total North American seed sales in 2012.

MERCHANDISE: PRODUCTS AND SERVICES

The merchandise product category includes fencing, feed supplements, livestock-related animal health products, irrigation equipment and other products. This product line is a much larger component of our Australian operations than it is for Agrium’s North and South American Retail operations.

MERCHANDISE: FINANCIAL RESULTS

Merchandise sales totaled $524-million in 2012, compared to $629-million in 2011. Gross profit reached $93-million, compared to $89-million in 2011. The decrease in sales and increase in gross profit relative to 2011 reflected actions taken to discontinue sales of less profitable product lines.

SERVICES AND OTHER: PRODUCTS AND SERVICES

Agrium delivers value to growers and earns customer loyalty through services such as product application, soil and leaf testing and crop scouting. We maintain a large fleet of application equipment in order to ensure timely applications at optimal rates, helping customers to maximize yields while saving time and resources. Seed treatment is also a service that we increasingly provide to growers. This service involves applying chemical to seeds pre-planting to protect them from pests and disease. Services in our Australian operations also include agency fees associated with providing customers with livestock and wool marketing, as well as various insurance and real estate services.

Crop Production Services (“CPS”) offers customers a variety of specialty services in the Western U.S. to help ensure effective crop input applications aimed at optimizing yields and minimizing input losses on the region’s high-value crops. This includes the operation of our Precision Ag Lab laboratory services and a wireless network of weather stations in the region, which supply field-specific weather data and soil moisture information to proprietary software that predicts disease and infestation. Across the rest of the U.S., CPS provides tissue and soil sampling services aimed at optimizing yields. We also offer NutriScription and NutriScription HD, which are our advanced plant nutrient and precision agriculture software packages. NutriScription allows for the analysis of in-season plant nutrient values and recommends specialized products to correct deficiencies during the growing season. NutriScription HD is a field-based farm data management solution that includes yield data mapping, record keeping, soil fertility management, variable rate fertility and variable rate seeding recommendations.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	19

SERVICES AND OTHER: FINANCIAL RESULTS

Sales of services and other were $718-million in 2012, compared to $616-million in 2011. The increase was due primarily to stronger demand for application services in North America as a result of increased nutrient and crop protection sales volumes. Gross profit decreased to $396-million in 2012, compared to $411-million the previous year, largely as a result of lower earnings associated with the livestock and wool businesses in our Australian Retail operations. Lower livestock prices decreased sales commissions and led to lower livestock sales volumes.

SEGMENT PERFORMANCE

„ SEGMENT PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Crop nutrients
Sales	5,124	4,537
Cost of product sold	4,303	3,779
Gross profit	821	758
Gross profit (%)	16.0	16.7
Crop protection products
Sales	3,924	3,449
Cost of product sold	2,996	2,651
Gross profit	928	798
Gross profit (%)	23.6	23.1
Seed
Sales	1,189	1,085
Cost of product sold	949	855
Gross profit	240	230
Gross profit (%)	20.2	21.2
Merchandise
Sales	524	629
Cost of product sold	431	540
Gross profit	93	89
Gross profit (%)	17.7	14.1
Services and other
Sales	718	616
Cost of product sold	322	205
Gross profit	396	411
Gross profit (%)	55.2	66.7
Total sales	11,479	10,316
Total cost of product sold	9,001	8,030
Total gross profit	2,478	2,286
Total gross profit (%)	21.6	22.2

20	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RETAIL | QUARTERLY RESULTS

Our Retail business is seasonal in nature and strongly influenced by the North American second quarter planting season. The second quarter is also important to Agroservicios Pampeanos, our primary operating subsidiary in South America. The early start to the U.S. spring season in 2012 contributed to a much higher than normal realization of sales and gross profit from our North American operations in the first quarter of this year. The addition of our Australian Retail operations through the acquisition of Landmark in late 2010 also contributes to first quarter sales, but it too has a significant second quarter performance profile due to input applications ahead of the planting season for winter wheat.

„ RETAIL QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – domestic	1,447	1,232	4,405	1,866	1,253	1,400	3,790	1,247
Sales – international	528	602	814	585	582	611	858	575
Total sales	1,975	1,834	5,219	2,451	1,835	2,011	4,648	1,822
Cost of product sold	1,466	1,396	4,115	2,024	1,383	1,513	3,652	1,482
Gross profit	509	438	1,104	427	452	498	996	340
Gross profit (%)	26	24	21	17	25	25	21	19
Gross profit by product
Crop nutrients	155	111	400	155	142	124	377	115
Crop protection products	203	202	400	123	145	226	325	102
Seed	43	28	125	44	33	30	132	35
Merchandise	21	17	32	23	26	19	27	17
Services and other	87	80	147	82	106	99	135	71
EBIT	75	69	556	57	37	92	486	(15)
EBITDA	124	121	605	101	80	135	529	25

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Wholesale

A major international producer, marketer and distributor of all major fertilizer products

Agrium’s Wholesale business unit is a major international producer, marketer and distributor of all major fertilizer products, with over nine million tonnes of annual crop nutrient production capacity and over three million tonnes of additional distribution sales volumes. Our broad asset mix enables us to provide a diverse range of crop nutrient products to meet the needs of our international customer base, which is primarily comprised of agricultural retailers that supply these products to growers of grains, oilseeds and other crops, in order to optimize crop yields and quality.

Agrium Wholesale focuses on leveraging our competitive strengths in the production, distribution and marketing of crop nutrients across key international markets. These include manufacturing our products and distributing them to our primary end-market customers, as well as securing low-cost raw material inputs. Agrium Wholesale is committed to building on the important relationships with our customers and suppliers to help feed the world’s growing population in a safe and sustainable manner, while actively supporting the communities in which we operate.

22	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA

Canada
USA
Roma
Redwater
Fort Saskatchewan
Joffre
Calgary
Standard
Carseland
Kamloops
Granum
Ft. Macleod
Vanscoy
Watson
Clavet
Bloom
Kapuskasing
Moses Lake
Kennewick
Plymouth
Leal
Conda
Garner
Early
Marseilles
Homestead
Niota
Meredosia
North Bend
Denver
West Sacramento
Mt. Vernon
Lynchburg
Paducah
Borger
Florence
Americus
Tifton

EUROPE & AFRICA/ MIDDLE EAST

Rostock
Rouen
La Pallice
Bordeaux
Ravenna
Livorno
Pleven
Varna
Damietta (MOPCO Nitrogen Production Facility)**
Egypt

SOUTH AMERICA

Argentina
San Martin
San Nicolas Import Terminal (Profertil)
Bahia Blanca (Profertil S.A.)*

WHOLESALE

- NITROGEN PRODUCTION FACILITY
- SOLUTION PRODUCTION FACILITY
- PHOSPHATE PRODUCTION FACILITY
- PHOSPHATE MINE
- POTASH PRODUCTION FACILITY
- POTASH MINE
- GRANULATION PRODUCTION FACILITY
- ANHYDROUS AMMONIA STORAGE
- SOLUTION STORAGE
- DRY STORAGE
- BLEND STORAGE
- ENGRO DISTRIBUTION
- AMMONIA PIPELINE SYSTEM
- UNITED STATES SALES OFFICE
- CORPORATE/WHOLESALE HEAD OFFICE
- AGRIUM EUROPE SUBSIDIARY/ SALES OFFICE
- AGRIUM EUROPE HEAD OFFICE

* Profertil S.A. is 50 percent owned by Agrium Inc. in Argentina.

** Agrium owns a 26 percent interest in Misr Fertilizers Production Company, S.A.E. ("MOPCO") in Egypt.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Growers use the following three key crop nutrients to help replenish soil nutrient balance and enhance both crop yields and quality.

	N		P		K
	NITROGEN		PHOSPHATE		POTASH
Role of nutrient

Improves crop growth, yield and protein levels		Stimulates root development and flowering and encourages early crop development		Regulates plant growth processes and helps protect crops from drought and disease
Our products

Ammonia, urea, urea ammonium nitrate (“UAN”) solutions, ammonium nitrate		Monoammonium phosphate (“MAP”), superphosphoric acid (“SPA”) products		Muriate of potash (“MOP” or “potash”)
Our advantage

w	Overall low North American natural gas prices and a further Western Canadian	w	Competitive cost position on sulfur and ammonia;	w	World-scale, high-quality and low-cost advantage;
	AECO gas advantage relative to NYMEX; and	w w	In-market freight advantage; and Redwater phosphate rock supply agreement to 2020, providing downside protection during periods of low phosphate prices.	w	High historical operating rate due to integration with Retail and a balanced geographic sales mix;
w	Facilities located near key end markets in the Americas and Europe.
				w	Capacity expansion initiative; and
				w	Part of major international marketing and logistics company (Canpotex).

„ 2012 WHOLESALE CAPACITY, PRODUCTION AND SALES

(thousands of product tonnes)	Capacity		Production (d)	Sales (e)
Nitrogen Volumes
North America
Canada	3,515		2,680	1,581
U.S.	1,333		1,100	2,148
International (a)	635		550	556
Total Nitrogen	5,483		4,330	4,285
Potash Volumes
North America
Canada	2,035		1,419	123
U.S.	—		—	696
International	—		—	473
Total Potash	2,035		1,419	1,292
Phosphate Volumes
North America
Canada	660	(b)	516	511
U.S.	510	(b)	469	584
Total Phosphate	1,170	(b)	985	1,095
Other Volumes
North America
Canada	355		334	254
U.S.	296		229	341
International	—		—	24
Total Other	651		563	619
Total Produced Product	9,339		7,297	7,291
Purchase for Resale Volumes (c)
North America
U.S.	—		—	654
International	—		—	2,540
Total Purchase for Resale				3,194
Total Wholesale	9,339		7,297	10,485

(a)	Represents our 50 percent joint venture interest in the capacity of Profertil.
(b)	SPA and Merchant Grade Phosphoric Acid (“MGA”) are reported in cargo weight.
(c)	Purchase for resale includes sales of all the major crop nutrient products.
(d)	Production, net of transfers
(e)	Sales represent country of sales destination, not country of production.

24	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

WHOLESALE | KEY DEVELOPMENTS

In 2012, we continued to build the foundations for future growth in Wholesale capacity and earnings, with expansion projects in both potash and nitrogen.

Our brownfield potash expansion project is on schedule and on budget, with completion expected in the second half of 2014. The project will effectively increase our annual production capacity by one million tonnes, with an associated capital cost projection of approximately $1.5-billion, or about $1,500 per tonne of additional capacity.(a) In 2012, we reached a significant project milestone by completing a planned eight-week turnaround at the facility, the first of two that are necessary to facilitate the expansion of our existing site. The next major turnaround is scheduled to take place over a 14-week period during the second and third quarters of 2014.

We are also moving forward with evaluations of potential nitrogen expansion opportunities in North America and progressing on our brownfield debottleneck project in Argentina. We have identified two potential brownfield opportunities at our Redwater, Alberta and Borger, Texas production facilities, and have commenced an early-stage evaluation of a greenfield expansion project within the U.S. Corn Belt. At this time, we are completing preliminary engineering and cost estimations for our brownfield opportunities, and recommendations for the path forward are expected to be presented to Agrium’s Board in the first half of 2013. We anticipate that these could contribute approximately 700,000 tonnes of additional annual urea capacity. With respect to the potential greenfield expansion, we are also progressing cost estimates and project evaluations.

Agrium has a 50 percent interest in the Profertil nitrogen facility located in Bahia Blanca, Argentina, which has a current total annual capacity of 1.2 million tonnes of urea and 70,000 net tonnes of merchant ammonia. YPF S.A., formerly Repsol YPF S.A., is our 50 percent joint venture partner in the Profertil facility. The Argentine government nationalized a significant portion of Repsol’s share of YPF S.A. in 2012, which has not impacted operations at the facility. The previously announced brownfield debottleneck project at our Profertil nitrogen facility is proceeding and is expected to be completed in 2014. This project will increase the facility’s total annual production capacity by approximately 122,000 tonnes of urea and 10,000 net tonnes of merchant ammonia. Additionally, it is anticipated that per tonne production costs will be significantly reduced upon completion of the debottleneck project as a result of more efficient gas utilization. In 2012, Profertil finished the construction of a terminal on the Parana River, near the city of Rosario, Argentina. This terminal includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina.

MOPCO, in which Agrium owns a 26 percent stake, was able to bring its existing Egyptian nitrogen facility production back on line in the third quarter of 2012. The project to triple current production capacity at the site, to reach annual production of 1.95 million tonnes of urea and 150,000 net tonnes of merchant ammonia, was over 90 percent complete before civil unrest resulted in a shutdown at the site in November 2011. We are optimistic that construction on the expansion project will be allowed to recommence once the security situation in the country improves, particularly given the existing facility’s strong environmental and economic performance, as well as the positive additional contribution the expanded facility could provide to the Egyptian economy.

In September 2012, Neptune Bulk Terminals (Canada) Ltd. commenced construction of Agrium’s import terminal on the West Coast of Canada. This terminal will facilitate the handling and delivery of imported phosphate rock from Morocco to our facility in Redwater, Alberta, once the current supply from Kapuskasing, Ontario is depleted in 2013. Construction of the terminal is scheduled to be complete in the second half of 2013.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	25

WHOLESALE | FINANCIAL RESULTS

Sales from Wholesale operations were $5.5-billion in 2012, compared to $5.6-billion in 2011. Gross profit was $1.9-billion in 2012, compared to $2.0-billion in 2011. Wholesale EBIT was $1.7-billion in 2012, compared to $1.8-billion in 2011. EBITDA also decreased slightly to $1.9-billion in 2012, from a record $2.0-billion in 2011. This was primarily due to lower potash and phosphate prices and reduced potash sales volumes, which were largely offset by stronger nitrogen sales volumes and margins. Our 2012 results were the second highest on record for our Wholesale operations, due to a combination of the strength in the agricultural fundamentals in general and robust demand for crop nutrients in particular, as well as the continued leveraging of our competitive strengths.

WHOLESALE | EXPENSES

Wholesale expenses were $146-million in 2012, compared with $136-million in 2011. The increase was primarily related to hedging losses in 2012, lower earnings from MOPCO and an increase in charges associated with environmental remediation liabilities related to Idaho legacy mining properties that once provided phosphate ore to our Conda, Idaho production facility. This was partially offset by lower potash profit and capital tax, as a result of capital expenditures on our brownfield potash expansion project.

Included in Wholesale expenses, under earnings from associates, is our 26 percent equity interest in MOPCO. MOPCO reported $2-million in equity earnings in 2012, compared to a contribution of $19-million in 2011. The facility as well as the construction to triple the existing production capacity was shut down in November 2011, and the existing nitrogen facility was restarted in September 2012.

„ WHOLESALE PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Nitrogen
Sales	2,298	2,051
Gross profit	1,195	974
Potash
Sales	618	809
Gross profit	342	513
Phosphate
Sales	797	893
Gross profit	199	349
Other
Sales	284	257
Gross profit	103	86
Product purchased for resale
Sales	1,455	1,566
Gross profit	41	60
Total sales	5,452	5,576
Total gross profit	1,880	1,982
Selling	41	42
General and administrative	50	47
Earnings from associates	(2)	(19)
Other expenses	57	66
EBIT	1,734	1,846
EBITDA	1,940	2,019
EBITDA as a percent of sales (%)	35.6	36.2

26	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NITROGEN [N] PRODUCTS

Nitrogen represents over 60 percent of the total volume of crop nutrients used globally and over 50 percent of our 2012 Wholesale sales of manufactured product. It is also the one crop nutrient most likely to show an immediate adverse impact on a crop’s yield if application rates are reduced. The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to products such as urea, UAN solutions or ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint venture interest in a nitrogen facility in South America, along with five facilities in North America that upgrade ammonia to other nitrogen products, such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.5 million tonnes. We also have a 26 percent equity interest in an Egyptian nitrogen facility with total annual production capacity of 675,000 tonnes of urea. Collectively, these global production assets place Agrium among the world’s top three publicly traded nitrogen producers.

Our extensive North American nitrogen facilities benefit from the development of long-term, low-cost, non-conventional (shale) natural gas, which has positioned North America amongst the lowest gas cost regions in the world. Our Alberta-based facilities further benefit from having access to some of the lowest cost gas in North America. Furthermore, Agrium’s extensive network of distribution systems and locations facilitate the supply of product to the core markets of Western Canada, the Northern U.S. Plains and the Pacific Northwest, where nitrogen prices are generally higher than in the rest of North America. Our Argentine nitrogen facility also benefits from similar in-market advantages related to its position in Argentina’s large domestic fertilizer market.

On an annual basis, approximately 75 percent of our nitrogen sales are directed to agricultural markets, with the remaining 25 percent sold to industrial customers. Domestic demand from agricultural customers is highly seasonal in nature, while industrial demand is more evenly distributed throughout the year. Much of the industrial ammonia that Agrium sells is priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of industrial sales against those made to the generally higher-return agricultural markets. Industrial ammonia sales volumes were approximately 495,000 tonnes in 2012, compared to 526,000 tonnes in 2011.

NITROGEN | FINANCIAL RESULTS

NITROGEN GROSS PROFIT

Nitrogen gross profit reached a record of $1.2-billion in 2012, compared to $974-million in 2011. The 23 percent increase was due to higher realized prices and sales volumes, as well as lower natural gas costs for nitrogen products. Our average margins on a per tonne basis were $279 per tonne in 2012, compared to $240 per tonne in 2011.

NITROGEN PRICES

Agrium’s average realized nitrogen price was $536 per tonne in 2012, compared with $506 per tonne in 2011. Benchmark U.S. Gulf (NOLA) urea prices averaged $512 per tonne in 2012, an 8 percent increase over 2011. NOLA urea prices started the year at approximately $435 per tonne, increased to a high of $800 per tonne in April 2012, and ended the year at approximately $440 per tonne. North American ammonia prices were also higher in 2012, with average benchmark U.S. Corn Belt ammonia prices of $777 per tonne in 2012, compared to $757 per tonne in 2011. Nitrogen prices were supported by strong demand related to a significant increase in crop plantings in North America and below average domestic producer inventories of urea and ammonia products throughout 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	27

„ NITROGEN PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Nitrogen Domestic
Sales	2,011	1,797
Cost of product sold	936	970
Gross profit	1,075	827
Tonnes sold (‘000)
Ammonia	1,188	1,152
Urea	1,511	1,376
Other	1,030	1,022
Total domestic tonnes sold (‘000)	3,729	3,550
Selling price per tonne
Ammonia	627	586
Urea	581	544
Other	377	367
Selling price per tonne	539	506
Margin per tonne	288	233
Nitrogen International
Sales	287	254
Cost of product sold	167	107
Gross profit	120	147
Tonnes sold (‘000)	556	509
Selling price per tonne	514	500
Margin per tonne	216	290
Total Nitrogen
Sales	2,298	2,051
Cost of product sold	1,103	1,077
Gross profit	1,195	974
Tonnes sold (‘000)	4,285	4,059
Selling price per tonne	536	506
Cost of product sold per tonne	257	266
Margin per tonne	279	240

NITROGEN PRODUCT AND GAS COST

Nitrogen cost of product sold was $1.1-billion in 2012, in-line with $1.1-billion in 2011. On a per tonne basis, cost of product sold in 2012 averaged $257 per tonne, compared with $266 per tonne in 2011. The decrease in per tonne cost of product sold was due to lower North American natural gas costs, which was partially offset by a government-imposed surcharge of $2 per MMBtu on gas supplied to our Profertil facility in Argentina. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $18 per tonne in 2012, compared to $20 per tonne in 2011.

Gas volumes purchased in 2012 were 120 billion cubic feet, up from 112 billion cubic feet in 2011. Agrium’s overall gas cost of product sold for 2012 was $3.38 per MMBtu ($3.07 per MMBtu, excluding the impact of realized losses on natural gas derivatives), compared to $4.03 per MMBtu in 2011 ($3.83 per MMBtu, excluding the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are included in other expenses and therefore not included in cost of product sold. The average U.S. benchmark (NYMEX) natural gas price for 2012 was $2.80 per MMBtu, compared to $4.07 per MMBtu in 2011. The Alberta (AECO) basis differential was a $0.40 per MMBtu discount to NYMEX in 2012, higher than the $0.33 per MMBtu differential in 2011. In early 2012, the Argentine government imposed a $2 per MMBtu surcharge on gas supplied to most industrial users, including the Profertil nitrogen production facility, which impacted our overall gas cost in 2012. A provision for the disputed increase is included in Agrium’s overall gas cost. Profertil is holding payments pursuant to a court injunction while disputing the surcharge in the Argentine courts.

In Argentina, our Profertil nitrogen facility has three competitively priced gas contracts, which cover approximately 80 percent of its gas requirements. All three contracts extend to 2017, while additional gas requirements are met through a mix of spot purchases and short-term (one and two-year) contracts. Pan American Energy is our largest gas supplier, followed by Petrobras S.A. and YPF S.A. The Argentine government has at times limited industrial gas deliveries in order to meet residential demand during the peak winter season.

28	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

„ NATURAL GAS USE (BCF)

	Western Canada	U.S. (Borger, TX)	International (Profertil)	Potash and Other	Total
2012	84	19	14	3	120
2011	75	19	15	3	112

„ NATURAL GAS PRICES:

     NORTH AMERICAN INDICES AND AGRIUM PRICES

(U.S. dollars per MMBtu)	2012	2011
NYMEX	2.80	4.07
AECO	2.40	3.74
Basis	0.40	0.33
Wholesale
Overall gas cost excluding realized hedging losses	3.07	3.83
Realized hedging impact	0.31	0.20
Overall gas cost (a)	3.38	4.03

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.

NITROGEN SALES VOLUMES AND OPERATING RATES

Nitrogen sales volumes were 4.3 million tonnes in 2012, compared to 4.1 million tonnes in 2011. The increase in nitrogen sales volumes in 2012 was related to stronger domestic and international urea and ammonia volumes, as a result of increased demand for nitrogen products in core markets, due to attractive crop prices. The nitrogen product category is primarily made up of urea, ammonia, UAN and industrial grade ammonium nitrate. Urea is the highest volume nitrogen product globally, and accounted for over 40 percent of Agrium’s nitrogen capacity and 2012 production.

POTASH [K] PRODUCTS

Agrium is North America’s third largest producer of potash. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest known potash deposits are in Saskatchewan, Canada, whose mines accounted for about 46 percent of 2012 global potash reserves. Additionally, Canada accounted for approximately 36 percent of global potash trade in 2012. Agrium produces potash at our facility in Vanscoy, Saskatchewan.

POTASH | FINANCIAL RESULTS

POTASH GROSS PROFIT

Our potash gross profit was $342-million in 2012, compared to $513-million in 2011. The decrease in gross profit this year was due to substantially lower international sales volumes resulting from lower international potash demand this year, as well as the impact of the planned eight-week turnaround at our Vanscoy facility. On a per tonne basis, potash margins averaged $265 per tonne in 2012, compared to $290 per tonne in 2011.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	29

„ POTASH PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Potash Domestic
Sales	437	471
Cost of product sold	203	176
Gross profit	234	295
Tonnes sold (‘000)	819	846
Selling price per tonne	534	556
Margin per tonne	286	348
Potash International
Sales	181	338
Cost of product sold	73	120
Gross profit	108	218
Tonnes sold (‘000)	473	919
Selling price per tonne	383	368
Margin per tonne	228	238
Total Potash
Sales	618	809
Cost of product sold	276	296
Gross profit	342	513
Tonnes sold (‘000)	1,292	1,765
Selling price per tonne	479	458
Cost of product sold per tonne	214	168
Margin per tonne	265	290

POTASH PRICES

Agrium’s average potash selling price was $479 per tonne in 2012, compared to $458 per tonne in 2011. Our international sales are marketed through Canpotex, the offshore marketing agency for potash in the province of Saskatchewan, which is wholly-owned by three major potash producers in Canada including Agrium. Our share of Canpotex total sales in 2012 was 9 percent. International prices are referenced at the mine site, while domestic North American sales are referenced as delivered prices. Domestic sales volumes accounted for about 63 percent of total sales in 2012, compared to 48 percent in 2011. Our realized North American selling price declined to $534 per tonne in 2012, compared to $556 per tonne in 2011. Benchmark prices in the U.S. Corn Belt also declined from $553 per tonne in 2011 to $519 per tonne in 2012. Our average international sales price was $383 per tonne in 2012, a slight increase over 2011 prices. The overall increase in realized international prices was due to strong demand in the first half of 2012. However, international prices came under pressure in the second half of 2012, due to delays in the contract negotiations with both China and India. A contract with China was finalized late in 2012. Demand from India was heavily impacted by significantly lower domestic subsidies to farmers, which resulted in a significant decline in its potash consumption.

POTASH PRODUCT COST

Potash cost of product sold in 2012 was $276-million, compared to $296-million in 2011. On a per tonne basis, the average cost of product sold was $214 per tonne, compared to $168 per tonne in 2011. The increase in cost of product sold relative to 2011 was attributable to the impact of fixed costs recorded directly to cost of product sold, due to lower production volumes resulting primarily from the planned eight-week turnaround at our Vanscoy facility. The increase in cost of product sold was also driven by a higher proportional shift in our sales mix towards the domestic market as a result of weaker international demand. On a per tonne basis, cost of product sold is higher for our domestic sales due in part to the impact of transportation costs. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $32 per tonne in 2012, compared to $22 per tonne in 2011.

30	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

POTASH SALES VOLUMES AND OPERATING RATES

Potash sales volumes were 1.3 million tonnes in 2012, compared to 1.8 million tonnes in 2011. The reduction in total sales volumes was primarily due to the planned eight-week turnaround at our Vanscoy facility this year and weaker international potash demand. We sold 819,000 tonnes into the domestic market in 2012, which was down from 846,000 tonnes in 2011. The proportion of our total sales volumes directed to the domestic market increased to 63 percent in 2012, compared to 48 percent in 2011. International potash sales volumes accounted for 473,000 tonnes of product sales in 2012, compared to 919,000 tonnes in 2011.

Our current annual production capacity of 2 million tonnes requires 5.9 million tonnes of feed at a grade of 24.6 percent K2O and a milling recovery rate of 85 percent. Our 2012 Technical Report(a) gives an expected mine life of 46 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 15 years estimated to be contained in Inferred Mineral Resources at our higher forecasted post-expansion rate, which is based on the updated estimate of 65.8 million tonnes of Proven Mineral Reserves (24.5% K2O), 15.2 million tonnes of Probable Mineral Reserves (22.7% K2O), 168.2 million tonnes of Measured Mineral Resources (22.7% K2O) and 113.0 million tonnes of Indicated Mineral Resources (24.9% K2O). Changes to the primary mine life estimate resulted from the reclassification of Mineral Resources from Inferred to Measured and Indicated due to the drilling campaign executed over the South Block and KP 313 in 2010 and 2011. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Production volumes in 2012 were 1.4 million tonnes, 18 percent lower than 2011. This decrease was primarily related to the planned eight-week turnaround related to our brownfield expansion project, as well as the curtailment of standard-grade production in the fourth quarter of 2012 as a result of weaker international potash demand.

PHOSPHATE [P] PRODUCTS

Agrium is North America’s fifth largest producer of phosphate. Collectively, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate fertilizer products annually. At our facility in Conda, Idaho we produce MAP and SPA products, which we sell primarily in the Northwestern U.S. Our Redwater, Alberta facility is the only phosphate facility in Canada and produces MAP primarily for distribution in Western Canada.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	31

Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Our Conda, Idaho facility obtains rock from our Rasmussen Ridge rock mine in the region. Our Redwater, Alberta facility has obtained rock from our Kapuskasing, Ontario mine since 2000; prior to that time rock was sourced from Africa. Economic rock reserves at our Kapuskasing mine will be depleted in 2013 and phosphate rock for our Redwater facility will then be sourced primarily from Morocco, as part of our long-term agreement with OCP S.A. (“OCP”). This agreement covers rock supply for a period up to 2020, with purchase prices based on a formula that accounts for finished phosphate prices and input prices. This structure provides downside protection to Agrium during periods of lower phosphate prices and affords OCP an opportunity to benefit from the upside associated with periods of stronger phosphate prices. The agreement also enables Agrium to continue benefiting from our competitive sulfur and ammonia cost positions, as well as our in-market delivered pricing advantage in Western Canada.

Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the abundant supply of sulfur in the region due to the presence of oil and gas producers, we obtain sulfur at highly favorable prices relative to global prices. Our Conda facility also sources sulfur and sulfuric acid domestically, while obtaining the majority of its ammonia from Agrium’s Alberta nitrogen plants. Our competitive cost position on sulfur and ammonia is a major benefit to Agrium’s phosphate business. Agrium’s competitive advantage for phosphate products is also a result of our transportation cost advantage relative to the major phosphate producers based in Florida, given that our facilities are located in close proximity to our key end-markets in Western Canada and the Western U.S.

PHOSPHATE | FINANCIAL RESULTS

PHOSPHATE GROSS PROFIT

Phosphate gross profit was $199-million in 2012, compared to $349-million in 2011. The decrease was due to lower phosphate margins on a per tonne basis, driven by a combination of lower global phosphate prices and higher rock and sulfur costs. On a per tonne basis, phosphate margins were $181 per tonne in 2012, compared to $310 per tonne in 2011.

„ PHOSPHATE PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Phosphate
Sales	797	893
Cost of product sold	598	544
Gross profit	199	349
Tonnes sold (’000)	1,095	1,127
Selling price per tonne	728	792
Cost of product sold per tonne	547	482
Margin per tonne	181	310

PHOSPHATE PRICES

Central Florida diammonium phosphate (“DAP”) prices averaged $534 per tonne in 2012, compared with $621 per tonne in 2011. Benchmark Central Florida prices began the year at approximately $590 per tonne, down from historically elevated levels in 2011, and ended the year at about $520 per tonne, as international demand weakened during the second half of 2012. Agrium’s realized phosphate prices represent prices for a blend of phosphate products, with over 70 percent of our sales being MAP and the remainder made up of phosphate solutions and higher-value SPA and MGA. Our average realized phosphate sales price was $728 per tonne in 2012, compared to $792 per tonne in 2011. Our realized prices for MAP are higher in Western Canada than in the Southern U.S. or U.S. Corn Belt, as pricing in this region reflects the cost of transportation associated with Western Canada’s position as a net importer of phosphate products from the Southeastern U.S.

32	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

PHOSPHATE PRODUCT COST

Phosphate cost of product sold was $598-million in 2012, compared to $544-million in 2011. The increase was attributable to higher rock and sulfur costs. Costs have increased at the Kapuskasing mine as it approaches the end of its economic reserve life. On a per tonne basis, cost of product sold was $547 per tonne in 2012, compared to $482 per tonne in 2011. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $70 per tonne in 2012, compared to $41 per tonne in 2011. The increase in 2012 was due to higher depreciation expenses at our Conda facility associated with an increase in asset retirement obligations, as well as higher amortization of costs related to the end of life at our Kapuskasing mine.

SALES VOLUMES AND OPERATING RATES

Phosphate sales volumes were 1.1 million tonnes in 2012, in-line with 2011. Operating rates achieved in 2012 at our Conda and Redwater facilities were slightly lower than in 2011, due to longer planned turnarounds at both facilities this year.

OTHER WHOLESALE PRODUCTS

Our Other Wholesale products group is mainly comprised of ammonium sulfate products produced in Western Canada. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective ways of supplying sulfur to soils in an immediately available form.

Our Rainbow® Plant Food (“Rainbow”) business produces nitrogen, phosphate and potash (“NPK”) products in the Southeastern U.S. The Rainbow product line offers homogeneous distributions of NPK products, with a specific combination of nutrients contained in each granule. In contrast to the more common practice of blending different nutrient granules at a farm center, this alternative offers the advantages of reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our facilities in Americus, Georgia and Florence, Alabama, and are often used on high-value crops such as cotton, peanuts, vegetables and tobacco, as well as some limited use on row crops.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	33

OTHER WHOLESALE | FINANCIAL RESULTS

Other Wholesale gross profit was $103-million in 2012, compared with $86-million in 2011. The increase was primarily attributable to an improvement in realized sales prices and margins per tonne for both ammonium sulfate and our Rainbow product line, supported by stronger demand from growers due to the attractive crop price environment.

„ OTHER PERFORMANCE

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Other
Sales	284	257
Cost of product sold	181	171
Gross profit	103	86
Tonnes sold (’000)
Ammonium sulfate	327	358
Other	292	280
Total other tonnes sold (’000)	619	638
Selling price per tonne
Ammonium sulfate	423	366
Cost of product sold per tonne
Ammonium sulfate	203	195
Margin per tonne
Ammonium sulfate	220	171

PRODUCT PURCHASED FOR RESALE

In addition to selling our manufactured products, Agrium’s Wholesale business unit purchases crop nutrient products from other suppliers for resale to customers in the Americas and Europe. This business enables us to leverage the value of our extensive distribution and marketing network beyond what is possible through the sale of our manufactured product alone.

Sales of product purchased for resale were $1.5-billion in 2012, compared with $1.6-billion in 2011. Total sales volumes for this business were consistent at 3.2 million tonnes in 2012 and in 2011. The breakdown of sales volumes by geographic region was: 2.2 million tonnes in Europe; 0.9 million tonnes in North America and 0.1 million tonnes in South America.

Gross profit from our purchase for resale business was $41-million in 2012, compared to $60-million in 2011. Our average selling price was $456 per tonne in 2012, compared to $483 per tonne in 2011. Our average per tonne margins were $13 per tonne in 2012, down from the $18 per tonne achieved in 2011.

The decrease in gross profit was due to lower year-over-year per tonne margins in our purchase for resale business globally, as well as the impact of additional purchases of potash from third-party suppliers in order to meet international shipments in the second half of 2012 that would normally have been filled through manufactured product. The additional potash volume in our purchase for resale business allowed a greater proportion of our manufactured product to be directed toward the higher return domestic market, given the extended turnaround this year as part of our major potash expansion project.

DISTRIBUTION AND STORAGE

Agrium Wholesale has developed an extensive transportation, storage and warehousing system to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our global distribution and storage capacity amounts to over 2.5 million tonnes. We also have over 4,000 railcars under long-term lease and use barges, pipelines and ocean vessels to move our product. Our wholly-owned subsidiary, Agrium Europe, owns and leases over 450,000 tonnes of dry and liquid storage at both port and inland sites. In 2012, Profertil added 200,000 tonnes of incremental dry urea storage through the construction of a new facility on the Parana River in Argentina.

34	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

WHOLESALE | QUARTERLY RESULTS

Given that the agricultural sector is the primary market for our Wholesale business unit, results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBIT perspective. The fourth quarter is also important in terms of sales volume and EBIT, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the winter months. In Western Canada, the early snowfall in 2012 negatively impacted fourth quarter ammonia sales to this important agricultural market.

„ WHOLESALE QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	1,163	1,016	1,469	1,075	1,226	1,023	1,438	1,072
Sales – inter-segment	223	121	248	137	228	153	275	161
Total sales	1,386	1,137	1,717	1,212	1,454	1,176	1,713	1,233
Cost of product sold	896	779	1,044	853	898	779	1,093	824
Gross profit	490	358	673	359	556	397	620	409
Gross profit (%)	35	31	39	30	38	34	36	33
Nitrogen
Sales	623	548	743	384	595	405	717	334
Cost of product sold	297	277	312	217	273	228	393	183
Gross profit	326	271	431	167	322	177	324	151
Tonnes sold (’000)	1,123	1,060	1,297	805	1,060	817	1,433	749
Selling price (per tonne)	553	517	573	477	562	497	500	446
Margin (per tonne)	290	256	332	208	304	217	226	202
Potash
Sales	153	80	246	139	188	167	259	195
Cost of product sold	74	57	93	52	67	65	94	70
Gross profit	79	23	153	87	121	102	165	125
Tonnes sold (’000)	341	160	512	279	398	347	543	477
Selling price (per tonne)	449	503	480	497	473	480	477	409
Margin (per tonne)	233	140	299	313	304	292	304	262
Phosphate
Sales	201	183	224	189	232	217	206	238
Cost of product sold	154	136	182	126	143	135	123	143
Gross profit	47	47	42	63	89	82	83	95
Tonnes sold (’000)	279	260	313	243	285	277	259	306
Selling price (per tonne)	722	703	713	780	813	784	795	778
Margin (per tonne)	166	184	132	260	313	297	320	310
Other
Sales	65	45	95	79	68	52	82	55
Cost of product sold	39	28	65	49	45	37	56	33
Gross profit	26	17	30	30	23	15	26	22
Tonnes sold (’000)	145	105	203	166	162	132	188	156
Product purchased for resale
Sales	344	281	409	421	371	335	449	411
Cost of product sold	332	281	392	409	370	314	427	395
Gross profit	12	—	17	12	1	21	22	16
Tonnes sold (’000)	725	714	866	889	721	599	1,014	911
Selling price (per tonne)	476	393	472	474	514	559	443	451
Margin (per tonne)	17	—	20	13	1	35	22	18
EBIT	462	312	634	326	507	393	569	377
EBITDA	516	376	686	362	552	438	617	412

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	35

Advanced Technologies

A global leader in the development and sale of Enhanced Efficiency Fertilizer (“EEF”) products

Agrium’s Advanced Technologies (“AAT”) business unit is a global leader in the development and sale of Enhanced Efficiency Fertilizer (“EEF”) products, utilizing slow and controlled-release fertilizers to provide both economic and environmental benefits. We add value for our customers by offering the latest technologies through an extensive line of innovative products to a broad range of target markets, including agriculture, specialty agriculture, professional turf, horticulture and consumer lawn and garden.

Agrium Advanced Technologies is focused on maximizing the value we deliver to all of our stakeholders, through a commitment to delivering disciplined growth and continued innovation. Our core objectives are to promote a stronger awareness of our business and products, pursue opportunities to leverage and expand our ESN capacity in order to meet the growing demand for this product, and to develop new technologies and offerings to broaden our customer base in key end-markets. AAT has established itself as a world leader in producing a broad spectrum of slow and controlled-release fertilizers, including polymer-coated, sulfur-coated and reacted products in a variety of sizes and compositions, which are custom designed to meet the specific needs of our target markets. We are also committed to protecting and preserving the environment by offering customers a wide array of products with advanced-generation coatings and other technologies that significantly reduce the potential for nutrient loss to the environment. Our EEF products allow end users to optimize yield and quality, while reducing the frequency of required application.

ESN, our premier polymer-coated urea product, offers several key advantages over traditional nitrogen products, including significant improvements in crop yields and quality, a wider application window than traditional nitrogen products and significant environmental benefits. ESN has been shown to increase crop yields significantly in specific agricultural conditions, while also providing quality improvements in crops such as wheat, canola and potatoes. Additionally, ESN provides significant protection against nitrogen loss to the air and water through reduced volatilization, denitrification and leaching.

ADVANCED TECHNOLOGIES | KEY DEVELOPMENTS

AAT continued to pursue key initiatives in 2012 that will contribute to future value-added growth. The most significant development this year was the completion of the expansion project at our ESN facility in New Madrid, Missouri during the third quarter of 2012. The project effectively increased our existing ESN production capacity by 136,000 tonnes, more than doubling our existing productive capability at this site and increasing our

36	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

NORTH AMERICA

Production & Distribution Locations

Canada
USA
Carseland
Winnipeg
Glade
Woodburn
Moccasin
Tolley
Ullen
Colfax
Lakeville
Shawano
Saginaw
Putnam
Atwater
Winona
Reese
Roberts
Pella
Burns Harbor
Morris
Toledo
Lewistown
Sioux City
Rock Island
Fairbury
Garrett Canal
Winchester
Martins Ferry
Mapleton
Washington Courthouse
Baltimore
Dixon
Loveland
Cozad
Homestead
Springfield
Danville
Greenville
Mt. Vernon
Lynchburg
New Madrid
Union City
Dalhart
Sylacauga
Savannah
Tifton
Bartow

ADVANCED TECHNOLOGIES

- PRODUCTION FACILITY
- PRODUCT INNOVATION
- TOW STORAGE FACILITY
- ESN STORAGE FACILITY
- HEAD OFFICE
- DIRECT SOLUTIONS – WAREHOUSE DISTRIBUTION SITES

Note: Includes leased storage facilities

total annual ESN capacity to 481,000 tonnes. The additional availability of product resulting from this expansion will enable us to meet the growing demand for ESN in our key end-markets.

In August 2012, AAT also took steps to strengthen its position as a leader in the turf and ornamental markets by entering into a new long-term strategic production and marketing relationship with Turf Care Supply Corporation (“TCS”), in which TCS will manufacture the slow-release fertilizers XCU and SCU, while AAT will manage the wholesale marketing of product to blender customers. AAT also entered into a separate long-term strategic supply agreement for the production of the Nutralene and Nitroform brands. As a result of these newly established partnerships, AAT is expected to benefit from an enhanced presence and reach in North American markets through increased customer access.

In 2012, AAT also partnered with The Fertilizer Institute on Nitrace, a project that seeks to encourage sound fertilizer application practices in order to reduce greenhouse gas emissions and generate carbon offset credits for agricultural producers through the use of AAT’s own ESN product.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	37

ADVANCED TECHNOLOGIES | FINANCIAL RESULTS

AAT’s sales increased to $578-million in 2012, compared to $510-million in 2011. Gross profit also rose to $118-million in 2012, compared to $115-million in 2011. The increase was primarily attributable to strong demand for ESN, supported by the attractive crop price environment, as well as the full-year contributions from acquisitions made during 2011. This was also supported by the availability of additional ESN sales volumes during the fourth quarter of 2012, as a result of the expansion project completed at our New Madrid facility. EBIT increased significantly to $15-million in 2012, compared to a $51-million loss in 2011, which included a $61-million impairment charge in 2011 associated with Agrium’s investment in Hanfeng. EBITDA also rose to $43-million in 2012, compared to a loss of $27-million in 2011.

TURF AND ORNAMENTAL

Sales for our turf and ornamental business were $314-million in 2012, compared to $311-million in 2011. Gross profit for this business was $51-million in 2012, compared to $66-million in 2011. The decrease in gross profit was primarily due to new arrangements with former joint venture partners, eliminating the requirement to proportionately consolidate related results. Excluding the impact of those proportionately consolidated margins, gross profit in the turf and ornamental business increased $6-million, resulting primarily from a full-year contribution of the Evergro Canada (“Evergro”) acquisition in 2011.

AGRICULTURE

Sales in the agriculture business were $264-million in 2012, compared to $199-million in 2011. Gross profit also rose to $67-million in 2012, compared to $49-million in 2011. The increase in sales and gross profit was supported by higher sales volumes of ESN and the full year contribution of the International Mineral Technologies (“Tetra Micronutrients”) acquisition in 2011.

ADVANCED TECHNOLOGIES | EXPENSES

Expenses for AAT were $103-million in 2012, compared to $166-million in 2011. The decrease was largely due to a $61-million impairment charge in 2011 associated with our investment in Hanfeng and the elimination of the requirement to proportionately consolidate joint venture results. These factors were offset by a $5-million charge associated with the closure of our Courtright facility during the third quarter of 2012 and expenses related to the full-year inclusion of acquisitions made during 2011.

„ ADVANCED TECHNOLOGIES FINANCIAL RESULTS

	Years ended December 31,
(millions of U.S. dollars, except as noted)	2012	2011
Turf and Ornamental
Sales	314	311
Cost of product sold	263	245
Gross profit	51	66
Agriculture
Sales	264	199
Cost of product sold	197	150
Gross profit	67	49
Total sales	578	510
Total cost of product sold	460	395
Total gross profit	118	115
Selling expenses	54	47
General and administrative	50	58
Earnings from associates	(2)	(1)
Other expenses	1	62
EBIT	15	(51)
EBITDA	43	(27)
EBITDA as a percent of sales (%)	7.4	—

38	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ADVANCED TECHNOLOGIES | QUARTERLY RESULTS

Similar to our other two business units, AAT’s businesses are seasonal in nature. For our turf and ornamental business, the first and second quarters are typically the strongest. This is earlier than the key sales season for the agricultural market, as our customers include golf courses and formulators/blenders in turf and ornamental businesses, which tend to order product well ahead of the start of the season. The third quarter has historically been the weakest for these products, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are expected to be more focused on the second and fourth quarters as ESN becomes a larger component of AAT’s business.

„ ADVANCED TECHNOLOGIES QUARTERLY RESULTS

	2012				2011
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	127	115	155	109	124	110	124	66
Sales – inter-segment	13	10	23	26	22	15	34	15
Total sales	140	125	178	135	146	125	158	81
Cost of product sold	107	97	142	114	108	101	121	65
Gross profit	33	28	36	21	38	24	37	16
Gross profit (%)	24	22	20	16	26	19	23	20
EBIT	9	(3)	14	(5)	(56)	(3)	13	(5)
EBITDA	17	4	20	2	(49)	3	18	1

OTHER

Our Other business unit is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units.

The Other business unit is also used to eliminate inter-segment transactions so that each operating segment can be evaluated and managed on a stand-alone basis. The eliminations relate to purchase and sale transactions between our Retail, Wholesale and AAT business units.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters in Calgary, Alberta, share-based payments expense and other expenses such as regulatory compliance, foreign exchange gains and losses and business development costs associated with evaluating new growth opportunities.

Other business unit EBIT was a $284-million loss in 2012, compared to a $172-million loss in 2011. The increase was primarily attributable to a $108-million share-based payments expense as a result of an increase in our share price year-over-year compared to a $51-million share-based payments recovery in 2011. This was partially offset by a $68-million increase in gross profit for 2012 compared to 2011, reflecting less inter-segment ending inventory not yet sold to external customers.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	39

Crop Input Situation & 2013 Outlook

We believe there is a compelling economic incentive for growers across the globe to plant record acreage in 2013 and to optimize their use of crop inputs

Prices of corn, wheat and soybeans are providing a historically strong incentive to boost crop production in 2013

w

The devastating drought in the U.S. and poor growing conditions in the former Soviet Union and Central Europe significantly tightened global grain supplies in 2012/13, leading to record corn prices and financial incentive to increase production in 2013/14.

w

Wheat growers in the Northern Hemisphere have responded, as analysts estimate that the EU-27 planted record winter wheat area and the USDA reported that U.S. winter wheat plantings were the highest since 2009/10.

w	Most analysts project that combined U.S. corn and soybean area will reach a record for the seventh consecutive year in 2013/14.

w	Crop insurance coverage in the U.S. provided strong revenue protection to approximately 85 percent of growers, which helped to offset yield losses due to the drought.

w	U.S. crop receipts set a record in 2012 for the second consecutive year and third time in the past five years, placing growers in a strong financial position entering 2013.

w	The U.S. fall application window was wider-than-normal in 2012, which may have shifted a portion of crop nutrient demand from the first half of 2013.

The historically strong incentive to maximize crop production on a global scale is projected to support robust crop protection product demand in 2013

w

Record combined corn and soybean area in North America is expected to lead to strong demand for glyphosate and it is expected that demand for herbicides with alternative active ingredients will continue to increase as growers address increased levels of glyphosate resistant weeds.

w	Glyphosate prices increased in 2012 driven by increased prices of generic glyphosate combined with strong demand.

w	Strong crop prices and more normal growing conditions in North America are expected to support a rebound in crop protection product sales volumes in 2013, particularly for fungicides.

w

Increased soybean area, combined with a large second corn crop and high crop prices throughout the growing season is expected to support robust crop protection product demand growth in Brazil in 2013, a market where crop protection product demand has grown at an annual rate of 16 percent over the past five years.

40	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Seed demand in North America is expected to be supported by the seventh consecutive year of record combined corn and soybean area

w	It is expected that the rapid demand growth for top genetic traits will continue, driven by the compelling value proposition for growers.

w

The drought in the U.S. in 2012 had a negative impact on the supply of some of the most sought-after and novel genetics, which has been supportive of seed prices, but seed supply is not expected to restrict total planted area as much of the seed in the U.S. is grown on irrigated land and seed companies aim to boost seed production in South America.

w

Strong wheat prices in the fall of 2012 led to a significant increase in winter wheat area and in turn seed demand. Demand for wheat seed in 2013 will be driven by global wheat production and market conditions leading into the fall planting season.

w

Analysts expect that relatively weak market conditions will drive U.S. cotton area lower in 2013, but the reduced cotton area is expected to be replaced with corn and soybeans which will neutralize the impact on overall seed demand.

Strong demand is expected to keep the nitrogen markets tight in early 2013 while new capacity additions may balance the market in the second half

w	Global nitrogen demand is expected to increase by 2 to 3 percent in 2013, while North American nitrogen demand is expected to be flat to 2 percent higher.

w

Nitrogen demand is expected to be strong in the first half of 2013 as high wheat prices are expected to drive strong applications on wheat in the EU-27 and the United States. In addition, most analysts expect corn area in the U.S. to approach 2012 levels which will support strong nitrogen demand.

w	Brazilian urea demand was near 2011 record levels in 2012 and is expected to reach record levels again in 2013.

w

The Chinese government reduced the base of the sliding scale export tariff to 2 percent from 7 percent and increased the benchmark price. The impact of the change in policy is increased netbacks for the producer at any given selling price, which means Chinese domestic prices must increase to compete with the export market. We expect Chinese exports will be between five and seven million tonnes, driven by global market conditions during the export period.

w

Project delays for new nitrogen capacity and gas restrictions in some key nitrogen producing countries led to a significantly tighter global nitrogen supply/demand balance in 2012 than anticipated. If past trends continue, there are likely to be delays in new projects coming on stream in 2013 and gas restrictions are expected to continue in Trinidad and Pakistan, while uncertainty over gas supply in Egypt, and to a lesser extent Iran, have been positive for urea prices in early 2013.

While phosphate capacity additions are expected to be limited in 2013, uncertainty remains over demand growth in India

w	Indian imports are expected to decline by at least 10 percent in 2012/13 from 2011/12 levels. Imports in 2013/14 will be dependent on changes to the domestic pricing/ subsidy program.

w	Early harvest combined with mild fall weather contributed to strong U.S. fall applications in 2012 and spring shipments are expected to be supported by relatively low dealer inventory levels.

w	Brazilian phosphate demand in 2012 was near record high 2011 levels and analysts project another year of record imports in 2013.

w	Global phosphate demand is expected to increase by 3 to 4 percent in 2013.

w

The Ma’aden Phosphate Plant in Saudi Arabia increased capacity utilization throughout 2012, but at a slower pace than most analysts anticipated. If Ma’aden reaches maximum capacity utilization in the first half of 2013, production rates will be approximately 100,000 tonnes per month higher than the first half of 2012. To date, Ma’aden has not achieved these production rates and announced a three-week turnaround in late January, due in part to slow market demand.

w

The Chinese government reduced the base of the sliding-scale export tariff to 5 percent from 7 percent and widened the lower tariff export window from four months to five months, which is expected to lead to a slight increase in DAP/MAP export volumes.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	41

Potash shipments in the second half of 2012 were negatively impacted by uncertainty regarding supply agreements with China and India, but the demand outlook is positive for 2013

w	Chinese buyers agreed to first half 2013 supply agreements at the end of 2012 and in early 2013, providing increased certainty to the potash market.

w	India agreed to new potash supply agreements in early February 2012. Total imports in 2013/14 will still be dependent on domestic prices and subsidy levels set for 2013/14.

w

Fall potash applications in North America were supported by a combination of an extended season and strong crop prices. While overall North American consumption is projected to increase by 1 to 3 percent, producer shipments are expected to increase by a larger amount driven by reduced inventory at the retail level.

w	We expect global potash shipments to improve from approximately 52 million tonnes in 2012 to 55 to 57 million tonnes in 2013.

w

Global potash supply has been reduced in early 2013, as major producers have voluntarily curtailed production in an effort to control inventories, which were above historical average levels entering 2013.

w

There are some brownfield potash projects ramping up in 2013 among existing producers, but the global supply/demand balance will be more dependent on the rate of demand growth as producers adjust production to meet demand.

42	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	43

KEY BUSINESS METRICS

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at December 31, 2012.

SENSITIVITIES

„ WHOLESALE AND RETAIL SENSITIVITY IMPACT TO EBIT, NET EARNINGS AND NET EARNINGS PER DILUTED SHARE

(millions of U.S. dollars, except as noted)	Change in Factor	EBIT Impact	Net Earnings Impact	Net Earnings Impact per Diluted Share (f)
Wholesale (a)
Nitrogen (b)(c)	$10.00	37	27	0.17
Potash (b)(d)	$10.00	13	9	0.06
Phosphate (b)	$10.00	11	8	0.05
Product purchased for resale (e)	1.00%	15	11	0.07
Retail (e)
Crop nutrients	1.00%	51	37	0.24
Crop protection products	1.00%	39	28	0.18
Seed	1.00%	12	9	0.06
Merchandise	1.00%	5	4	0.03
Exchange rate from CAD to USD	$0.01	6	4	0.03

(a)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by nitrogen pricing. The sensitivity to earnings of a $0.50/MMBtu change in NYMEX gas prices is $44-million in EBIT and $32-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas or nitrogen prices and is before the impact of natural gas economic hedge activity.
(b)	Change in factor is per metric tonne.
(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (a) above.
(d)	Potash sensitivity does not include potash profit and capital tax.
(e)	Change in factor is gross profit as a percentage of sales.
(f)	Net earnings impact per diluted share calculated using our 2012 effective tax rate of 28 percent and 156 million weighted average outstanding shares.

MARGINS

WHOLESALE

Nitrogen cost of product sold is affected by changes in North American natural gas prices and nitrogen prices are impacted by changes in the global nitrogen supply/demand situation. The combination of these market fluctuations impacts nitrogen production margins. Fluctuations in raw material input costs such as phosphate rock, sulfur and ammonia affects our phosphate margins. Foreign trade policies and buying strategy affect the global supply/demand which also influences potash pricing and margins. Wholesale’s purchase for resale margins are impacted by the volatility in the prices of a crop nutrient between the time we purchase the product and the time we sell the product to the customer.

RETAIL

Retail product margins are normally more stable than Wholesale margins, as Retail tends to be more of a cost-plus margin business than Wholesale. However, there are several factors that can influence Retail margins. For example, nutrient margins are impacted by the volatility in price between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases in relation to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs, but more significantly affect the timing of growers’ decisions on the application levels and rates of our products. Lower crop commodity prices relative to the price of the inputs may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in the value of chemicals and newer seed varieties from our suppliers, as well as shortages or oversupply of different products.

44	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ADVANCED TECHNOLOGIES

A key variable that would impact AAT net earnings is a significant change in the price of ammonia, UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen in this market segment. The larger macroeconomic environment could lead to continued softness in the golf and consumer lawn and garden industries, negatively impacting turf and ornamental results.

FOREIGN EXCHANGE

The international currency of the agribusiness industry is the U.S. dollar and, accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to the Argentine peso, Australian dollar and euro. Fluctuations in these currencies could also impact our financial results.

SELECTED RETAIL AND CONSOLIDATED FINANCIAL MEASURES

„ PERFORMANCE RATIOS

	2012		2011
(in percentages)	Retail*	Consolidated Agrium	Retail*	Consolidated Agrium
Return on operating capital employed (a)	18	24	14	29
Return on capital employed (b)	9	17	8	19
Average non-cash working capital to sales	20	18	23	18
EBITDA to sales * (c)	8	16	8	17

*	Represents non-IFRS financial measure, which does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Refer to page 50 for discussion on Additional and Non-IFRS Financial Measures.
(a)	Assumed tax rate of 28 percent. Retail domestic return on operating capital employed was 23 percent (2011 – 18 percent).
(b)	Retail domestic return on capital employed was 11 percent (2011 – 9 percent).
(c)	Retail domestic EBITDA to sales was 10 percent (2011 – 9 percent).

The above measures represent financial performance ratios that management finds useful in analyzing our Retail and Consolidated results. Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. Refer to page 50 for discussion on Additional and Non-IFRS Financial Measures.

Return on operating capital employed represents a measure to evaluate the earnings generated on invested capital and is used to measure our operating performance and efficiency of our capital allocation process. It is calculated as the last 12 months EBIT less income taxes (at a rate of 28 percent) divided by four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates, and other assets.

Return on capital employed is similar to return on operating capital employed but includes intangibles and goodwill within capital employed.

Average non-cash working capital to sales is used to measure the efficiency in utilization of non-cash working capital balances.

EBITDA to sales is calculated as the ratio of EBITDA divided by sales and represents the earnings we generate from each dollar of sales.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	45

CONSOLIDATED PERFORMANCE

„ CONSOLIDATED RESULTS OF OPERATIONS

(millions of U.S. dollars, except per share amounts)	2012	2011
Sales	16,686	15,470
Cost of product sold	12,192	11,137
Gross profit	4,494	4,333
Expenses
Selling	1,751	1,673
General and administrative	472	335
Earnings from associates	(13)	(21)
Other expenses	62	123
Earnings before finance costs and income taxes	2,222	2,223
Finance costs related to long-term debt	89	101
Other finance costs	40	59
Earnings before income taxes	2,093	2,063
Income taxes	595	555
Net earnings from continuing operations	1,498	1,508
Net loss from discontinued operations	—	(133)
Net earnings	1,498	1,375
Attributable to:
Equity holders of Agrium	1,494	1,371
Non-controlling interest	4	4
Net earnings	1,498	1,375
Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	9.56	9.53
Basic loss per share from discontinued operations	—	(0.84)
Basic earnings per share	9.56	8.69
Diluted earnings per share from continuing operations	9.55	9.52
Diluted loss per share from discontinued operations	—	(0.84)
Diluted earnings per share	9.55	8.68

Our net earnings were $1.5-billion in 2012, or $9.55 diluted earnings per share, an increase of $123-million from 2011. The increase was primarily due to increased gross profit from our Retail business unit, coupled with no effect from discontinued operations in 2012, compared to a $133-million loss from discontinued operations in 2011. This was offset by increased selling expenses and general and administrative expenses resulting from increased share-based payments expense in 2012. Significant items affecting the comparability of annual results include the following:

46	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

GROSS PROFIT

Gross profit for the year ended December 31, 2012 was $4.5-billion, a $161-million increase over 2011. The increase was primarily due to Retail experiencing a gross profit increase of $192-million as a result of favorable pricing and weather conditions which increased sales of crop protection products in addition to favorable commodity prices which led to increased crop nutrients sales. This was partially offset by a Wholesale gross profit decrease of $102-million caused by lower international demand for potash and weaker phosphate market pricing. Depreciation and amortization in cost of product sold also increased by $37-million year-over-year.

SELLING EXPENSES

Selling expenses were $1.8-billion in 2012, compared to $1.7-billion in 2011. Approximately 95 percent of our selling expenses were in our Retail business unit. Selling expenses were higher in 2012 compared to 2011 due to tuck-in acquisitions and higher incentive compensation directly related to increased gross profit.

„ DEPRECIATION AND AMORTIZATION

(millions of U.S. dollars)	Retail	Wholesale	Advanced Technologies	Other	Consolidated
2012
Cost of product sold	6	202	16	—	224
Selling	169	—	—	—	169
General and administrative	19	4	12	16	51
	194	206	28	16	444
2011
Cost of product sold	6	168	13	—	187
Selling	154	—	—	—	154
General and administrative	9	5	11	15	40
	169	173	24	15	381

Depreciation and amortization included in cost of product sold was $224-million in 2012 compared to $187-million in 2011. The increase was due to increased depreciation on prepaid stripping costs related to our Kapuskasing mine as it nears the end of its life coupled with asset retirement obligations in Conda. Depreciation and amortization included in selling expenses was $169-million and $154-million in 2012 and 2011, respectively. The increase was due to growth in the Retail business due to recent acquisitions, the capitalization of completed projects and the decision to purchase equipment in 2012 compared to leasing equipment in 2011.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased due to an increase in share-based payments expense as there was an expense of $108-million in 2012 compared to a share-based payments recovery of $51-million in 2011. The change in share-based payments expense was attributed to an increase in share price in 2012, compared to a decrease in share price in 2011. Our closing share price on the New York Stock Exchange at December 31, 2012, was $99.87, compared to $67.11 at December 31, 2011. General and administrative expenses for the years ended December 31, 2012 and 2011 were $472-million and $335-million, respectively.

EARNINGS FROM ASSOCIATES

Earnings from associates were $13-million and $21-million in 2012 and 2011, respectively. Our earnings from associates decreased from the prior year as the MOPCO plant was closed during the first half of 2012 due to civil unrest but was restarted in mid-September 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	47

OTHER EXPENSES (INCOME)

„ OTHER EXPENSES DETAIL

(millions of U.S. dollars)	2012	2011
Realized loss on derivative financial instruments	24	83
Unrealized gain on derivative financial instruments	(17)	(46)
Interest income	(92)	(78)
Foreign exchange loss (gain)	27	(43)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	80	44
Bad debt expense	22	26
Potash profit and capital tax	16	50
Other	2	26
	62	123

Net realized and unrealized losses on derivative financial instruments were $7-million and $37-million for 2012 and 2011, respectively. This change was due primarily to foreign exchange derivatives entered into in the fourth quarter of 2010 in anticipation of the sale of the Commodity Management business which were settled in 2011.

Asset impairment for 2011 represented a $61-million impairment charge related to our investment in Hanfeng.

Environmental remediation and asset retirement obligations increased by $36-million due to increased provisions for our legacy Canadian mines and our Conda sites due to changes to expected cash outflows.

Potash profit and capital tax was $16-million in 2012, a decrease of $34-million from 2011. The decrease relates to the deductibility of capital expenditures for the Vanscoy potash facility expansion project, in addition to lower 2012 potash sales volumes compared to 2011.

FINANCE COSTS RELATED TO LONG-TERM DEBT

Finance costs related to long-term debt were $89-million in 2012, compared to $101-million in 2011. This change was due to increased capitalized borrowing costs in 2012, which resulted in lower expenses in 2012. This was partially offset by finance costs related to long-term debt on the $500-million debentures issued in October 2012.

OTHER FINANCE COSTS

Other finance costs were $40-million in 2012, compared to $59-million in 2011. The decrease was due to interest expense on the Australian accounts receivable securitization facility that was terminated in December 2011.

INCOME TAXES

Our overall effective tax rate was 28 percent for 2012, comparable to 27 percent for 2011.

Changes in statutory income tax rates, the mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2012 and 2011 are provided in note 7 of the Notes to the Consolidated Financial Statements.

NET LOSS FROM DISCONTINUED OPERATIONS

The $133-million loss for 2011 included the operations of the Commodity Management business of AWB Limited (“AWB”) and AWB Harvest Finance Limited sold on May 11, 2011. For a discussion on discontinued operations, see disclosure in note 4 of the Notes to the Consolidated Financial Statements.

48	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

QUARTERLY RESULTS OF OPERATIONS

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

„ SELECTED QUARTERLY INFORMATION

	Sales	Net earnings (loss) from continuing operations	Net earnings (loss)	Earnings (loss) per share from continuing operations attributable to equity holders of Agrium		Earnings (loss) per share attributable to equity holders of Agrium		Total assets	Cash and cash equivalents	Dividends declared	Long-term financial liabilities
(millions of U.S. dollars, except per share amounts)				Basic	Diluted	Basic	Diluted
2012
Q1	3,629	155	155	0.97	0.97	0.97	0.97	15,000	1,752	—	2,113
Q2	6,834	860	860	5.44	5.44	5.44	5.44	14,714	1,946	79	1,644
Q3	2,962	129	129	0.80	0.80	0.80	0.80	14,727	1,864	—	1,638
Q4	3,261	354	354	2.34	2.34	2.34	2.34	15,977	726	75	2,152
Year	16,686	1,498	1,498	9.56	9.55	9.56	9.55	15,977	726	154	2,152
2011
Q1	2,954	160	171	1.02	1.02	1.09	1.09	14,245	447	—	2,105
Q2	6,198	728	718	4.61	4.60	4.55	4.54	13,167	966	9	2,107
Q3	3,141	293	293	1.86	1.85	1.86	1.85	12,534	755	—	2,164
Q4	3,177	327	193	2.05	2.04	1.20	1.20	13,140	1,346	35	2,134
Year	15,470	1,508	1,375	9.53	9.52	8.69	8.68	13,140	1,346	44	2,134
2010
Q1	1,848	(1)	(1)	(0.01)	(0.01)	(0.01)	(0.01)	10,352	907	—	1,631
Q2	4,431	518	518	3.29	3.28	3.29	3.28	9,748	805	9	1,618
Q3	2,066	61	61	0.39	0.39	0.39	0.39	9,722	897	—	1,672
Q4	2,398	152	135	0.97	0.97	0.86	0.86	12,892	635	8	2,165
Year	10,743	730	713	4.63	4.62	4.52	4.51	12,892	635	17	2,165

Significant items affecting the comparability of quarterly results include the following:

2012

w	We had record sales in the second quarter, largely attributed to higher Retail sales resulting from increased sales volumes for most of our major product lines as a result of an early spring;

w

Our third quarter net earnings included a charge of $66-million related to environmental remediation liabilities. Also during the quarter, we were impacted by the eight-week planned turnaround and some additional mining related challenges at the Vanscoy facility, which resulted in lower potash sales tonnes of 54 percent and 59 percent compared to the third quarters of 2011 and 2010, respectively;

w

During the fourth quarter, we completed a substantial issuer bid where we purchased and cancelled 8.74 million common shares for a total purchase price of $913-million, including transaction costs. Also during the fourth quarter, we issued $500-million of 3.15 percent debentures due October 2022; and

w

Our share-based payments expense for the first, second and third quarters of 2012 were $64-million, $9-million and $53-million, respectively, compared to a share-based recovery of $18-million in the fourth quarter of 2012. The changes between quarters were largely driven by changes in fair value due to changes in share price.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	49

2011

w	Sales for all four quarters of 2011 increased over their respective comparative quarters in 2010 as we had a full year of sales from the Landmark business;

w

Our overall selling expenses increased by over 45 percent from approximately $1.1-billion in 2010 to approximately $1.7-billion in 2011, with the Landmark business accounting for approximately 65 percent, or $349-million, of the increase. Non-Landmark selling costs increased by $180-million almost evenly throughout all four quarters, driven by increased payroll costs due to recent acquisitions and higher incentive costs; and

w

Our share-based payments expense for the third and fourth quarters of 2011 were recoveries of $46-million and $7-million, respectively, compared to expenses for the third and fourth quarters of 2010 of $78-million and $54-million, respectively, as a result of changes in fair value mainly due to changes in share price.

2010

w

We had losses on derivative financial instruments of $68-million and $31-million in the first and fourth quarters, respectively, and gains of $8-million and $10-million in the second and third quarters, respectively;

w

While our share price increased by almost half over 2010, our share price dipped in the second quarter of 2010. Our 2010 share-based payments expense increased quarter-over- quarter by $26-million, $53-million and $20-million in the first, third and fourth quarters, respectively, and decreased quarter-over-quarter by $61-million in the second quarter;

w

Our selling expenses for 2010 increased by $226-million over 2009. Of that increase, $109-million was the result of a reclassification of depreciation and amortization from a separate line item, to selling expenses upon the adoption of IFRS. The bulk of the remaining $117-million increase occurred in the second and fourth quarters of 2010, driven by Retail acquisitions. Retail’s selling expenses as a percentage of sales for 2010 was 16 percent, compared to 2009, which was 14 percent; and

w

Our general and administrative expenses increased by $92-million in the fourth quarter of 2010, compared to the same period of 2009, of which $54-million related to a share-based payments IFRS reclassification difference, which was included in other expenses in 2009. The remaining increase was primarily due to the AWB acquisition.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the year, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT and EBITDA which represent measures that management finds useful in analyzing our results.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to that of other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

50	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

The following table is a reconciliation of EBIT and EBITDA to net earnings from continuing operations as determined in accordance with IFRS.

„ RECONCILIATION OF EBITDA TO NET EARNINGS FROM CONTINUING OPERATIONS

(millions of U.S. dollars)	Retail	Wholesale	Advanced Technologies	Other	Consolidated
2012
EBITDA	951	1,940	43	(268)	2,666
Depreciation and amortization	194	206	28	16	444
EBIT	757	1,734	15	(284)	2,222
Finance costs related to long-term debt					(89)
Other finance costs					(40)
Income taxes					(595)
Net earnings from continuing operations					1,498
2011
EBITDA	769	2,019	(27)	(157)	2,604
Depreciation and amortization	169	173	24	15	381
EBIT	600	1,846	(51)	(172)	2,223
Finance costs related to long-term debt					(101)
Other finance costs					(59)
Income taxes					(555)
Net earnings from continuing operations					1,508

Normalized comparable store sales and Retail’s operating coverage ratio are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Normalized comparable store sales contained in the “Retail” section is a measure for evaluating store sales results year-over-year. A store becomes part of the comparable base once it is in operation or owned for 12 months. This measure is normalized using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product. See section “Retail | Financial Results” on page 16 for further information on these measures.

As interest coverage, return on operating capital employed and return on capital employed are presented in our Notes to the Consolidated Financial Statements included in this Annual Report, these measures are classified as additional IFRS financial measures, where they reflect consolidated results. See section “Selected Retail and Consolidated Financial Measures” on page 45 and “Capital Management” on page 58 for further information on these measures.

The selected Retail performance measures contained within the “Selected Retail and Consolidated Financial Measures” section include the return on operating capital employed ratio, return on capital employed ratio, and EBITDA to sales ratio and are not recognized measures under IFRS. Our method of calculation may not be comparable to that of other companies. Ratio definitions and further discussions of the use of these ratios have been provided on page 45.

We consider the above measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

FINANCIAL CONDITION

„ BALANCE SHEET ANALYSIS

(millions of U.S. dollars)	2012	2011	Variance
Assets	15,977	13,140	2,837
Liabilities	9,057	6,712	2,345
Shareholders’ equity	6,920	6,428	492

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	51

The following are changes to the financial condition on our consolidated balance sheets for the year ended December 31, 2012.

„ DETAILED BALANCE SHEET ANALYSIS

(millions of U.S. dollars, except as noted)	December 31, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Assets

Cash and cash equivalents	726	1,346	(620)	(46%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	2,284	1,984	300	15%	Higher Retail receivables of $163-million resulting from higher fourth quarter North American sales in all product categories. Wholesale receivables increased by $82-million, particularly in the U.S. due to greater sales in the month of December 2012 attributed to increased demand
Income taxes receivable	32	138	(106)	(77%)	Decreased due to the settlement of a tax receivable in the U.S.
Inventories	3,129	2,956	173	6%	Retail crop protection products inventory increased in North America in 2012 by $167-million as Retail purchased inventory early for the season due to the summer drought. Additionally, purchases of seed increased by $46-million to take advantage of supplier pricing incentives. North American crop nutrients inventory decreased by $134-million due to higher fourth quarter sales. AAT inventory increased $37-million due to twinning of the New Madrid ESN facility
Advance on acquisition of Viterra Inc.	1,792	—	1,792	N/A	Advance paid to Glencore for the anticipated purchase of the Viterra Agri-products Business
Prepaid expenses and deposits	749	643	106	16%	Prebought inventories of crop protection products and seed increased in North America to lock in supply and pricing
Assets of discontinued operations	—	70	(70)	(100%)	AWB Commodity Management business remaining in discontinued operations at December 31, 2011 was sold in the second quarter of 2012
Property, plant and equipment	3,698	2,533	1,165	46%	Wholesale additions increased by $737-million due to spending related to the Vanscoy potash expansion project and $137-million due to increased asset retirement obligations at the Conda site. Remaining increase is due to regular capital additions across all of our business units, net of regular depreciation
Intangibles	636	678	(42)	(6%)	Intangibles decreased due to regular amortization which was partially offset by additions from Retail tuck-in acquisitions
Goodwill	2,349	2,277	72	3%	Increase due to 2012 Retail tuck-in acquisitions
Investments in associates	382	355	27	8%	Investments made by Retail increased by $60-million offset by the disposal of certain investments
Other assets	130	97	33	34%	General increase in the number of longer-term investments
Deferred income tax assets	70	63	7	11%	—

52	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

(millions of U.S. dollars, except as noted)	December 31, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Liabilities

Short-term debt	1,328	245	1,083	442%	Increase due to cash management strategies for operational needs and to complete the upcoming acquisition of the Agri-products Business of Viterra from Glencore
Accounts payable	3,541	2,959	582	20%	Customer prepayments increased by $278-million. Customers were motivated by tax rules to prepay for product before December 31, 2012. Accrued liabilities increased due to the Vanscoy potash expansion project and higher capital accruals
Income taxes payable	152	82	70	85%	The Canadian tax provision exceeded the tax installments made
Liabilities of discontinued operations	—	53	(53)	(100%)	AWB Commodity Management business remaining in discontinued operations at December 31, 2011 was sold in the second quarter of 2012
Long-term debt	2,633	2,118	515	24%	Long-term debt increased due to the $500-million debentures that were issued in the fourth quarter of 2012
Provisions for post-employment benefits	184	192	(8)	(4%)	—
Other provisions	521	367	154	42%	Increase in asset retirement obligations of $137-million for Conda and $36-million in environmental remediation liabilities for legacy sites offset by drawdowns
Other liabilities	80	59	21	36%	Higher share-based payments accruals associated with the increase in share price throughout 2012
Deferred income tax liabilities	618	637	(19)	(3%)	Decreased due to additional deferred income tax assets in Argentina which we are able to net against deferred income tax liabilities

WORKING CAPITAL

Our working capital from continuing operations, defined as current assets excluding current assets of discontinued operations less current liabilities excluding current liabilities of discontinued operations, at December 31, 2012 was $3.1-billion, a decrease of $628-million over December 31, 2011. See the discussion of current assets in the section “Financial Condition” on page 51 for more information on the drivers of this change in working capital.

„ WORKING CAPITAL BREAKDOWN

(millions of U.S. dollars)	2012	2011
Current assets excluding current assets of discontinued operations	8,712	7,067
Current liabilities excluding current liabilities of discontinued operations	5,647	3,374
Working capital from continuing operations	3,065	3,693

SHAREHOLDERS’ EQUITY

Shareholders’ equity was $6.9-billion at December 31, 2012, an increase of $492-million compared to December 31, 2011. This was primarily driven by a net increase in retained earnings of $535-million at December 31, 2012, compared to December 31, 2011, which represents the 2012 net earnings attributable to equity holders of Agrium offset by the share repurchase and dividends of $154-million. The share repurchase of $913-million, including transaction costs, resulted in a reduction to share capital of $113-million and a reduction to retained earnings of $800-million.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	53

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resource needs can be met through a variety of sources, including cash on hand, cash provided by operations and short-term borrowings from our committed credit facilities, as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any potential acquisitions or greenfield and brownfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing.

„ SOURCES AND USES OF CASH

(millions of U.S. dollars)	2012	2011
Cash provided by operating activities	2,119	1,350
Cash used in investing activities	(3,338)	(151)
Cash provided by (used in) financing activities	562	(423)
Effect of exchange rate changes on cash and cash equivalents	37	(14)
(Decrease) increase in cash and cash equivalents from continuing operations	(620)	762
Cash and cash equivalents used in discontinued operations	—	(51)

CASH PROVIDED BY OPERATING ACTIVITIES

Cash provided by operating activities is made up of net earnings from continuing operations adjusted for items not affecting cash, dividends from associates and net changes in non-cash working capital.

Net earnings adjusted for items not affecting cash was a source of cash of $2.1-billion in 2012 and $2.1-billion in 2011. Non-cash items include depreciation and amortization, asset impairment, share-based payments, unrealized gain on derivative financial instruments and deferred income taxes. The amounts above were primarily driven by significant non-cash items of share-based payments expense in 2012 compared to a recovery in 2011 offset by a decrease in deferred income taxes in 2012.

NON-CASH WORKING CAPITAL

Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, together with pre-sales of product and inventory build leading up to the spring and fall crop input application seasons; selling prices of our products and services; raw material input and other costs; and foreign exchange rates.

The net changes in non-cash working capital for the year ended December 31, 2012 was a source of cash of $16-million compared to a use of cash of $731-million for the year ended December 31, 2011. The increase in cash flow from non-cash working capital for 2012 was primarily driven by lower increases in receivables and inventory, a larger increase in payables offset by an increase in prepaid expenses and deposits in 2012.

For further discussion of working capital balance sheet account changes from December 31, 2011 to December 31, 2012, see the section “Financial Condition” on page 51.

CASH USED IN INVESTING ACTIVITIES

Investing activities used $3.3-billion of cash in 2012, an increase of $3.2-billion compared to 2011.

BUSINESS ACQUISITIONS

In 2012, we advanced $1.8-billion to Glencore to acquire the Agri-products Business of Viterra. For further discussion, see section “Business Acquisitions” on page 56.

In 2012, we completed various Retail acquisitions for total consideration of $213-million which included the domestic acquisitions of Ritter Crop Services and West Texas Agriplex in addition to Utilfertil in Brazil. In 2011, we made multiple acquisitions for total consideration of $183-million, which included the purchases of Cerealtoscana S.p.A., Evergro and Tetra Micronutrients.

DISPOSAL OF DISCONTINUED OPERATIONS

In 2011, we received proceeds of $694-million from the sale of the majority of the Commodity Management business of AWB.

„ CAPITAL EXPENDITURES

(millions of U.S. dollars)	2012	2011
Sustaining capital	530	333
Investing capital	752	330
Total	1,282	663

54	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Sustaining capital includes the cost of replacements and betterments of our facilities. Our sustaining capital expenditures increased in 2012 by $197-million largely related to projects at the Vanscoy potash facility. Retail’s sustaining capital expenditures in 2012 were $149-million.

Investing capital typically includes a significant expansion of existing operations or new acquisitions. Our investing capital expenditures increased in 2012 compared to 2011, which can mostly be attributed to expenditures related to the Vanscoy potash expansion project.

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES

Financing activities provided $562-million of cash in 2012, a change of $985-million compared to 2011, when financing activities used $423-million of cash.

SHORT-TERM DEBT

Cash provided by short-term debt in 2012 was $1.1-billion compared to cash used primarily attributed to the repayment of short-term debt of $293-million in 2011. The increase in cash provided from short-term debt in 2012 was primarily attributable to cash required for operations needs and to advance funds to Glencore for the purchase of Viterra’s Agri-products Business.

LONG-TERM DEBT

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 1, 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014.

In February 2011, we repaid $125-million aggregate principal amount of 8.25 percent debentures that were due. We also repaid $54-million of the South American credit facilities in the last quarter of 2011.

DIVIDENDS

In 2011 and 2012, a series of dividend increases were approved by the Board of Directors. On December 14, 2011, we quadrupled our semi-annual dividend from 5.5 cents per share to 22.5 cents per share. On June 7, 2012, the Board approved a 27.5 cents per share increase bringing the total to 50 cents per share paid semi-annually. On December 14, 2012, the Board further approved an increase of the dividend to 50 cents per share to be paid on a quarterly basis bringing the total 2012 dividend to $1.00 per share.

We declared dividends on our common shares of $154-million in 2012 and $44-million in 2011. Common share dividends paid were $115-million in 2012 and $18-million in 2011.

COMMON SHARES

On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

CASH AND CASH EQUIVALENTS USED IN DISCONTINUED OPERATIONS

Cash and cash equivalents used in discontinued operations was $51-million in 2011. There was minimal activity related to discontinued operations in 2012 and the last remaining entity was sold in April 2012.

CASH POSITION

Our year-end cash balance was $726-million in 2012 and $1.3-billion in 2011. The decrease in cash in 2012 was primarily driven by significantly higher cash used in investing activities as $1.8-billion was advanced to Glencore for the purchase of the Agri-products Business of Viterra and cash for the purchase and cancellation of common shares pursuant to our substantial issuer bid. This was partially offset by higher cash provided by operating activities by maximizing working capital and financing activities as Agrium utilized available credit facilities and issued long-term debt during the year.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	55

BUSINESS ACQUISITIONS

On March 19, 2012, we signed an agreement with Glencore to acquire the majority of the Agri-products Business of Viterra. The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities.

We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets:

i.	Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and

ii.	farm centers and other assets.

The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore:

i.	the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and

ii.	we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favor of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012, to November 30, 2012.

The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for:

i.	proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above;

ii.	Viterra farm centers excluded from the purchase;

iii.	working capital; and

iv.	accrual to Agrium of Operating Cash Flow Adjustments.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by:

i.	the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and

ii.	cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

The transaction exposes us to various risks, including:

i.	Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore);

ii.	Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party;

56	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

iii.	CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CFmay otherwise fail to close on the Medicine Hat facility; and

iv.	an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

During 2012, the Retail business unit completed the acquisition of a number of businesses consisting of crop input, manufacturing and distribution centers for total consideration of $213-million.

DEBT INSTRUMENTS, CAPITAL MANAGEMENT AND RATINGS

„ DEBT INSTRUMENTS

			2012			2011
(millions of U.S. dollars, except as noted)	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	1.70	1,600	500	1,100	—
European facilities (d)	2013	1.20	330	134	196	178
South American facilities	2013	6.11	100	68	32	67
			2,030	702	1,328	245
Outstanding letters of credit				121
Remaining capacity available				581

Long-term debt					2012	2011
Floating rate bank loans	2013 – 2014				106	35
Fixed and floating rate bank loans	2014 – 2016				46	95
Floating rate bank loans	2013				460	460
3.15% debentures (e) (f)	2022				500	—
6.125% debentures (e)	2041				500	500
6.75% debentures (e)	2019				500	500
7.125% debentures (e)	2036				300	300
7.7% debentures (e)	2017				100	100
7.8% debentures (e)	2027				125	125
Other					21	23
					2,658	2,138
Unamortized transaction costs					(25)	(20)
Current portion of long-term debt					(518)	(20)
					2,115	2,098

(a)	Weighted average rates at December 31, 2012.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	The multi-jurisdictional revolving credit facility is unsecured and consists of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. Outstanding letters of credit reduce our ability to draw on this facility. We also maintain a separate $30-million standby letter of credit facility of which $27-million is outstanding.
(d)	Of the utilized amount, $10-million (2011 – $7-million) was secured. The utilized balance includes euro-denominated debt of $196-million (2011 – $106-million).
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.
(f)	On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	57

CAPITAL MANAGEMENT

Our objectives when managing capital are to:

a)	maintain a strong balance sheet and flexible capital structure in order to optimize the cost of capital at an acceptable level of risk;

b)	support an investment grade credit rating profile; and

c)	maximize shareholder value.

We manage capital in reference to a number of credit ratios, including continually monitoring the ratios outlined in the table below. Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity. Interest coverage is the last 12 months’ EBITDA divided by interest, which includes interest on long-term debt plus other interest. EBITDA is a non-IFRS financial measure (see discussion under “Additional and Non-IFRS Financial Measures” on page 50 of this MD&A for further details). Return on operating capital employed is the last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital; property, plant and equipment; investments in associates and other assets. Return on capital employed is the last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill. Average non-cash working capital to sales uses rolling four quarter average non-cash working capital.

„ CAPITAL MANAGEMENT RATIOS

	2012	2011
Net debt to net debt plus equity (%)	32	14
Interest coverage (multiple) (a)	21	16
Return on operating capital employed (%) (a)	24	29
Return on capital employed (%) (a)	17	19
Average non-cash working capital to sales (%)	18	18

(a)	Interest coverage, return on operating capital employed and return on capital employed are additional IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. See section “Additional and Non-IFRS Financial Measures” page 50 for further discussion.

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity in a target range of 35 to 45 percent. Management believes that this range is appropriate and provides access to capital at a reasonable cost. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares. On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs.

During the year, the Board of Directors announced its intention to pay dividends quarterly starting in 2013.

We maintain a base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at December 31, 2012.

DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

DBRS LIMITED (“DBRS”)

On January 18, 2013, DBRS affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

MOODY’S INVESTORS SERVICE (“MOODY’S”)

On September 26, 2012, Moody’s affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

STANDARD & POOR’S RATING AGENCY (“S&P”)

On September 25, 2012, S&P affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Refer to our 2012 AIF under the heading “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

58	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

FUTURE CASH REQUIREMENTS

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At December 31, 2012 our aggregate contractual obligations for continuing operations are laid out in the table below.

„ CONTRACTUAL AND OTHER OBLIGATIONS

	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	More than five years		Total
Long-term debt (a)	587	317	360	3,296		4,560
Operating leases	151	239	120	121		631
Purchase obligations	667	666	538	387		2,258
Asset retirement obligations (c)	5	42	53	344	(b)	444
Environmental remediation liabilities (d)	74	38	14	53		179
Total	1,484	1,302	1,085	4,201		8,072

(a)	Figures include interest and principal payments and capital lease repayments.
(b)	This figure does not include estimated asset retirement obligations related to our potash operations. See the discussion below on “Asset retirement obligations”.
(c)	Represents the undiscounted, inflation-adjusted estimated cash outflows.
(d)	Represents the undiscounted, estimated cash outflows.

Long-term debt

See the discussion of debt instruments on page 57 of this MD&A. Failure to maintain certain financial ratios in respect of our credit facilities and bank loans and other covenants in the various debt instruments may trigger early repayment provisions. See the discussion of capital management on page 58 of this MD&A.

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations including minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2012.

Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Our phosphate rock supply agreement extends to 2020. Our minimum commitment is to purchase 580,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending from 2013 to 2019 for a total commitment of $194-million.

In addition to amounts disclosed in the table above, future capital expenditures include cancellable contracts for total costs of approximately:

a)	potash facility expansion, $600-million to $750-million; and

b)	construction of our Neptune import terminal, $75-million.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations, which are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after completion of operations. We expect to incur expenditures for obligations over the next 30 years, with the exception of potash operations, which are expected to occur after 100 years. The timing of retirement expenditures is dependent on a number of factors such as the life and nature of the asset, legal requirements and technology. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $322-million at December 31, 2012.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	59

Environmental remediation liabilities

Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities are estimated at $170-million at December 31, 2012.

FUTURE CAPITAL EXPENDITURES

SUSTAINING CAPITAL

Our sustaining capital is expected to be approximately $500-million to $550-million in 2013 due to a number of large sustaining projects planned for the year. Excluding these larger projects, our sustaining capital expenditures in 2013 would be closer to $415-million on an annual basis. The 2013 sustaining capital program includes the following:

w	Sustaining capital projects for Wholesale manufacturing facilities;

w	Wholesale resource development projects;

w	Planned turnaround inspection and overhaul at our facilities; and

w	Spending at our Retail operations in North America, South America and Australia.

INVESTING CAPITAL

Our investing capital program planned for 2013 includes the following:

w	Significant Vanscoy potash expansion project to increase production capacity by one million tonnes;

w	Preliminary engineering and cost estimations for the brownfield debottleneck and expansion projects;

w	Evaluation of greenfield nitrogen expansion project; and

w	Retail investments in seed and proprietary product offerings (Loveland and Dyna-Gro) and opportunistic acquisitions.

We anticipate that we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see the discussion under “Debt instruments” on page 57 of this MD&A for further details) and funds available from new debt or equity securities offerings.

OUTSTANDING SHARE DATA

The number and principal amount of our outstanding shares at January 31, 2013 were as follows:

„ OUTSTANDING SHARES AT JANUARY 31, 2013

	Number of Shares	Market Value
Common shares	149 million	$17-billion

At January 31, 2013, the number of stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

CONTINGENT LIABILITIES

LITIGATION

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses and we expect our involvement in such matters to continue in the normal conduct of our business. We regularly assess the need for accounting recognition and/or disclosure of these matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of the probable outcome on our judgment of a number of factors, including similar past experiences and history, precedents, relevant financial, scientific and other evidence of each matter, and opinions from corporate and outside counsel. Accruals are recorded when occurrence is probable and the outcome is reasonably estimable. Losses or the range of possible losses may not be reasonably estimable when claims do not specify an amount of damages sought, there are numerous plaintiffs, or when the case is in its early stages. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex and, as described above, we apply significant judgment in estimating probable outcomes. As a result, there exists the potential for adjustments to liabilities and material variance between actual costs and estimates.

Our assessment of specific litigation matters at the date of issuance of this MD&A is set out below. For a discussion on Idaho Mining Properties and Manitoba Mining Properties, see the section “Contingent Environmental Liabilities” on page 78 of this MD&A.

60	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

OIL-FOR-FOOD PROGRAMME

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has a right to appeal this decision. Although we believe that the possibility of a material financial effect from this matter is remote, if the plaintiff does exercise its right to appeal, an adverse decision on appeal could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

OFF BALANCE SHEET ARRANGEMENTS

GUARANTEES

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing and distribution arrangement. We believe that the probability of conditions arising that would trigger this guarantee is remote.

FINANCIAL INSTRUMENTS

RISK MANAGEMENT

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board sets upper limits on the transactional and balance sheet exposures to be managed and the time periods over which exposures may be managed. Compliance with these limits and associated exposure management activity is monitored by the Corporate Financial Risk Committee which also reviews risk management policies and procedures on an annual basis. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

„ DERIVATIVE FINANCIAL INSTRUMENTS

Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward and option contracts	X		X	X
Natural gas and seed forward, swap and option contracts, nutrient swap contracts and power contracts		X	X	X

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	61

MARKET RISK

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of currency risk, commodity price risk and interest rate risk.

CURRENCY RISK

We had the following foreign exchange derivative financial instruments at December 31:

„ FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

(millions of U.S. dollars, except as noted)	2012			2011
Sell/Buy	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value of assets (liabilities)
Forwards
CAD/USD	USD 900	2013	4	—	—	—
USD/AUD	AUD 26	2013	—	AUD 65	2012	1
AUD/CAD	—	—	—	CAD 227	2012	(2)
EUR/USD	USD 28	2013	—	—	—	—
Swaps
USD/AUD	—	—	—	AUD 31	2012	—
			4			(1)

Gains on foreign exchange contracts of $13-million were recognized in 2012, compared to losses of $40-million in 2011, which were reported in other expenses.

COMMODITY PRICE RISK

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments in 2012 resulted in a loss of $20-million (2011 – gain of $3-million), which is reported in other expenses, of which a loss of $32-million (2011 – loss of $19-million) has been realized.

We had the following natural gas, power and nutrient derivative financial instruments at December 31:

„ NATURAL GAS, POWER AND NUTRIENT DERIVATIVE FINANCIAL INSTRUMENTS OUTSTANDING

	2012			2011
(millions of U.S. dollars, except as noted)	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	11	2013	(42)	36	2012–2013	(86)
Swaps – sold	(10)	2013	27	(21)	2012–2013	48
Collars (swap with options)	—	—	—	3	2012	—
El Paso swaps	1	2013	—	—	—	—
AECO contracts
Swaps	8	2013	(4)	5	2012	—
	10		(19)	23		(38)
Power – swaps (GWh)	131	2013	4	272	2012–2013	12
Nutrient – urea swaps (short tons)	—	—	—	5	2012	—
			(15)			(26)

62	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

INTEREST RATE RISK

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

CREDIT RISK

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We primarily manage credit risk through rigorous credit approval and monitoring practices whereby we analyze customers individually for creditworthiness. We determine concentrations of credit risk by monitoring our aging analysis of trade receivables. Geographic and industry diversity also mitigates credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users and uses letters of credit and credit insurance to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base in the North American professional turf application market. We do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts.

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have a credit rating of at least BBB, and by policies that limit the investing of excess funds to liquid instruments with a maximum term of one year, limit the maximum exposure to any one counterparty and limit the amount of exposure according to counterparty credit rating. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2012, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet its obligations under derivative financial contracts or short-term investments. The carrying amount of financial assets represents the maximum credit exposure.

LIQUIDITY RISK

Liquidity risk is the risk of not meeting our financial obligations when they come due. We mitigate liquidity risk by forecasting our cash needs and maintaining sufficient cash and credit facilities to meet our funding requirements. We monitor and have access to capital as described under the section “Capital Management” on page 58 of this MD&A. At December 31, 2012, our cash and cash equivalents and available credit facilities were $726-million and $581-million, respectively.

FAIR VALUES

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

The fair value of other financial assets available for sale is derived from active markets, where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. Where available, inputs to valuation models are taken from observable markets and where not available judgment is required to establish fair values.

Fair values of derivative financial instruments and marketable securities are recorded at the estimated amount we would receive or pay to terminate the contracts, determined by our assessment of available market information and valuation methodologies based on industry accepted third-party models, using assumptions about discount rates and the timing of future cash flows based on observable market inputs such as interest yield curves.

The weighted average effective interest rate on long-term debt at December 31, 2012 was 5 percent (2011 – 5 percent).

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	63

„ FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

(millions of U.S. dollars)	2012		2011
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	726	726	1,346	1,346
Accounts receivable
Loans and receivables	2,276	2,276	1,976	1,976
Fair value through profit or loss (“FVTPL”)	8	8	8	8
	2,284	2,284	1,984	1,984
Advance on acquisition of Viterra Inc.	919	919	—	—
Other financial assets
Loans and receivables	47	47	58	58
Available for sale	40	40	10	10
Fair value through profit or loss	—	—	6	6
	87	87	74	74
Short-term debt – amortized cost	1,328	1,328	245	245
Accounts payable
Amortized cost	3,361	3,361	2,810	2,810
Fair value through profit or loss	19	19	25	25
	3,380	3,380	2,835	2,835
Current portion of long-term debt
Floating rate debt – amortized cost	518	518	20	20
	518	518	20	20
Long-term debt
Debentures – amortized cost	2,393	2,025	1,925	1,525
Floating rate debt – amortized cost	90	90	573	573
	2,483	2,115	2,498	2,098
Other financial liabilities
Amortized cost	37	37	20	20
Fair value through profit or loss	—	—	16	16
	37	37	36	36

2012 FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET EARNINGS

Agrium’s 2012 fourth quarter net earnings from continuing operations were $354-million, or $2.34 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $327-million, or $2.04 diluted earnings per share from continuing operations, for the same quarter of 2011.

„ FINANCIAL OVERVIEW

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2012	2011	Change	% Change
Sales	3,261	3,177	84	3
Gross profit	1,026	1,045	(19)	(2)
Expenses	492	577	(85)	(15)
Earnings from continuing operations before finance costs and income taxes	534	468	66	14
Net earnings from continuing operations	354	327	27	8
Net earnings	354	193	161	83
Diluted earnings per share from continuing operations	2.34	2.04	0.30	15
Diluted earnings per share	2.34	1.20	1.14	95
Effective tax rate (%)	29	23	N/A	6

64	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

SALES

Retail sales increased by 8 percent to $2.0-billion compared to the fourth quarter of 2011 largely due to increased sales of crop protection products and crop nutrients resulting from favorable weather conditions and greater planted wheat acreage. Wholesale sales decreased slightly to $1.4-billion in the fourth quarter of 2012 from $1.5-billion in the fourth quarter of 2011 due to weak international potash demand. AAT sales during the fourth quarter were slightly lower at $140-million compared to $146-million in the same period last year.

GROSS PROFIT

Our gross profit for the fourth quarter of 2012 held steady at $1.0-billion compared to $1.0-billion in the fourth quarter of 2011. Highlights for the fourth quarter include the following:

w

Retail’s gross profit increased $57-million for the fourth quarter. Crop protection products experienced a 40 percent increase for the quarter compared to the same quarter in 2011 attributed to increased sales volumes and larger supplier rebates; and

w

Wholesale’s gross profit decreased 12 percent to $490-million for the fourth quarter of 2012, compared to the fourth quarter of 2011, which resulted from reduced international potash demand, weaker potash prices, higher potash cost of product sold and lower phosphate prices.

EXPENSES

The $85-million decrease in expenses for the fourth quarter of 2012 compared to the fourth quarter of 2011 is mainly a result of:

w	Higher expenses in 2011 due to a $61-million asset impairment charge for our investment in Hanfeng;

w	A $22-million recovery of previously paid funds in relation to AWB’s investment in Hi-Fert Pty. Ltd. related to disputed guarantees for letters of credit;

w	A $13-million decrease in environmental remediation and asset retirement obligation expense;

w

An $11-million favorable change in share-based payments expense, with an $18-million recovery of share-based payments expense in the fourth quarter of 2012 versus a recovery of $7-million in the fourth quarter of 2011 (see section “Other” on page 68 for further discussion)[1];

w	A $10-million favorable change in insurance proceeds; and

w	A $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion project this quarter.

The above decreases were partially offset by a $10-million lawsuit settlement relating to potash claims in addition to a $34-million increase in Retail selling expenses (see section “Retail” on page 66 for further discussion).

The following table is a summary of our other expenses (income) for the fourth quarters of 2012 and 2011, respectively.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Realized (gain) loss on derivative financial instruments	(2)	7
Unrealized loss on derivative financial instruments	—	1
Interest income	(26)	(21)
Foreign exchange loss (gain)	11	(1)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	2	15
Bad debt recovery	(8)	(7)
Potash profit and capital tax	3	17
Other	—	(6)
	(20)	66

EFFECTIVE TAX RATE

The effective tax rate was 29 percent for the fourth quarter of 2012 compared to 23 percent for the same period last year due to a higher proportion of income earned in higher taxed jurisdictions in 2012.

[1]	For the year, share-based payments expense was $108-million compared to a share-based payments recovery of $51-million in 2011, for a total comparative variance of $159-million.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	65

BUSINESS SEGMENT PERFORMANCE

RETAIL

Retail’s 2012 fourth quarter sales were a record $2.0-billion, an increase of 8 percent compared to sales of $1.8-billion in the same period last year. The increase was primarily due to a combination of the large winter wheat crop planted, early harvest and favorable weather conditions for the fall application season in the U.S. Gross profit was the highest ever for a fourth quarter at $509-million, compared to the $452-million reported in the same period last year. Retail achieved record EBITDA of $124-million in the fourth quarter of 2012, significantly exceeding the $80-million reported in the fourth quarter of last year. On a full-year basis, EBITDA reached $951-million in 2012, an increase of 24 percent compared to the previous record of $769-million achieved in 2011.

Crop nutrient sales were $1.1-billion this quarter, compared to $1.0-billion in the fourth quarter of 2011. The increase was primarily attributable to a 10 percent increase in total crop nutrient sales volumes across our Retail operations, which was primarily driven by a large planting of winter wheat acres and an extended fall nutrient application window in the U.S. North American nutrient volumes were 11 percent higher in the fourth quarter this year, compared to the same period in 2011. Nutrient volumes in our South American and Australian Retail operations were also higher compared to the same period last year, by 10 percent and 2 percent, respectively. Gross profit for crop nutrients was $155-million this quarter, an increase of $13-million compared to the $142-million reported in the fourth quarter of 2011. Total crop nutrient margins as a percentage of sales were 14 percent in the fourth quarter of 2012, in-line with the same quarter last year.

Crop protection sales were $491-million in the fourth quarter of 2012, compared to the $403-million in sales reported in the same period last year. The increase in sales was due to a combination of favorable weather conditions in the U.S., as well as stronger pricing and volumes across most crop protection products. Total crop protection gross profit this quarter was $203-million, an increase of 40 percent compared to the $145-million reported in the fourth quarter of 2011. In addition to the factors supporting higher sales this quarter, the increase in gross profit in the fourth quarter of 2012 was also supported by an increase in proceeds from supplier rebate programs and increased sales volumes of our proprietary Loveland line of products. This also contributed to higher total crop protection margins of 41 percent this quarter, compared to 36 percent in the same period last year.

Seed sales were $105-million in the fourth quarter of 2012, compared to $83-million in the fourth quarter last year. Gross profit was $43-million this quarter, an increase of 30 percent compared to the $33-million in the fourth quarter of 2011. The increase in both sales and gross profit was mainly due to a significant increase in planted wheat acres.

Sales of merchandise in the fourth quarter of 2012 were $132-million, compared to $143-million in the same period last year. Gross profit for this product line was $21-million this quarter, down from the $26-million reported in the fourth quarter of 2011.

Services and other sales were $151-million this quarter, compared to the $176-million reported in the fourth quarter of 2011. Gross profit was $87-million in the fourth quarter of 2012, compared to $106-million for the same period last year. The decrease in sales and gross profit this quarter was mainly attributable to pricing pressure in the livestock and wool sectors, which negatively impacted earnings from this business in our Australian Retail operations.

Retail selling expenses for the fourth quarter of 2012 were $431-million, an increase of $34-million compared to the $397-million reported in the fourth quarter last year. The increase was due to a combination of higher depreciation expense, which was driven by the inclusion of acquisitions made over the past year, as well as increased costs associated with maintenance and personnel. Selling expenses as a percentage of sales were 21.8 percent in the fourth quarter of 2012, in-line with the 21.6 percent reported in the same period last year. On a full-year basis, selling expenses as a percentage of sales decreased to 14.5 percent, compared to 15.5 percent in 2011.

WHOLESALE

Wholesale’s 2012 fourth quarter sales were the second highest in history at $1.4-billion, slightly lower than the record $1.5-billion reported in the same quarter last year. Gross profit for this quarter was $490-million, compared to $556-million for the fourth quarter of 2011. Wholesale’s EBITDA of $516-million in the fourth quarter of 2012 was 7 percent lower than the same period last year. While Wholesale’s fourth quarter earnings were the second highest ever reported, the decline in earnings compared to the same record quarter last year was primarily due to weaker global demand for potash and weaker phosphate pricing.

Nitrogen gross profit in the fourth quarter of 2012 was a record $326-million, an increase of $4-million over the $322-million reported in the same quarter last year. These strong results were due to higher international and domestic urea sales volumes. Total nitrogen sales volumes were 1.1 million tonnes, up 6 percent from the same period last year. Wholesale urea sales volumes were higher due to strong demand in the quarter resulting from attractive urea prices relative to crop prices and the expectation of strong urea demand in the spring of 2013. The increase in urea sales volumes was partially offset by lower ammonia sales volumes in Canada as a result of the early winter season in the fourth quarter. Realized sales prices for ammonia were higher due to strong supply/demand fundamentals while urea pricing declined 7 percent compared to the same period in 2011. Nitrogen cost of product sold was $263 per tonne this quarter, slightly higher than the $258 per tonne reported in the fourth quarter

66	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

of 2011 due primarily to marginally higher natural gas costs this quarter. Our average nitrogen gross margins were $290 per tonne this quarter, compared to $304 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.59/MMBtu this quarter ($3.66/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.47/MMBtu for the same period in 2011 ($3.77/MMBtu including the impact of realized losses on natural gas derivatives). The average natural gas cost was impacted this quarter by a $2/MMBtu surcharge on Argentine gas that the government imposed earlier in 2012. Hedging gains or losses on all natural gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2012 was $3.36/MMBtu, compared to $3.61/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.28/ MMBtu discount to NYMEX in the fourth quarter of 2012, comparable to the $0.24/MMBtu differential that existed in the fourth quarter of 2011.

Potash gross profit for the fourth quarter of 2012 was $79-million, compared to $121-million in the same quarter last year. The decrease was due primarily to lower international sales volumes of 86,000 tonnes, compared to 221,000 tonnes in the fourth quarter of 2011, as well as lower realized sales prices in both domestic and international markets. The lower international volumes were a result of weaker international demand, particularly from China and India. Domestic sales volumes were strong in the quarter, up 44 percent from the same period last year due to strong grower demand in North America and leveraging our ability to move potash into Retail’s domestic distribution chain. Potash cost of product sold was $216 per tonne this quarter, compared to $169 per tonne in the fourth quarter of 2011. The increase in cost per tonne was due to the impact of fixed costs being recorded directly to cost of product sold because of lower produced volumes in this quarter of approximately 426,000 tonnes compared to 451,000 tonnes in the fourth quarter of 2011. The resulting gross margin on a per tonne basis was $233 in the fourth quarter of 2012, compared to the $304 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $47-million in the fourth quarter of 2012, compared to $89-million in the same quarter last year. This decrease was due primarily to lower realized sales prices and higher costs. Realized sales prices were $722 per tonne this quarter, compared to $813 per tonne in the same period last year due to lower phosphate prices globally. Phosphate cost of product sold was $556 per tonne in the fourth quarter of 2012, compared to $500 per tonne in the same period last year. The increase in cost of product sold on a per tonne basis was primarily due to a higher proportional shift in our sales mix towards the domestic market, as a result of weaker international demand. Cost of product sold is higher for our domestic sales due primarily to the impact of transportation costs. The increase in cost of product sold was also partly due to higher rock costs and increased depreciation for our Conda facility. On a per tonne basis, gross margin in the fourth quarter of 2012 decreased to $166 per tonne, compared to $313 per tonne in the same period last year.

Product purchased for resale gross profit increased $11-million this quarter, compared to the fourth quarter of 2011. The increase in gross profit was a result of the decline in inventory valuation experienced in the fourth quarter of 2011 and higher ammonia margins in 2012.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $26-million in the fourth quarter of 2012, compared to $23-million in the same period last year.

Wholesale expenses in the fourth quarter of 2012 were $28-million, compared to $49-million in the fourth quarter of 2011. The decrease in expenses this quarter is mainly due to fourth quarter insurance recoveries of $18-million in addition to a $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion this quarter. The reduction in Wholesale expenses was partially offset by lower earnings from our equity interest in the MOPCO nitrogen facility. The facility was forced to suspend operations in the fourth quarter of 2011 and was restarted in mid-September 2012, however there is a one quarter delay in reporting earnings from this investment.

ADVANCED TECHNOLOGIES

AAT gross profit was $33-million in the fourth quarter of 2012, compared to the $38-million reported in the same period last year. The decrease was primarily due to new arrangements with former joint venture partners, eliminating the requirement to proportionately consolidate related results. Excluding the impact of proportionately consolidated margins, AAT gross profit in the quarter increased by $5-million compared to the same period last year.

EBITDA for AAT was $17-million in the fourth quarter of 2012, a significant increase compared to the $49-million loss reported in the same period last year. The fourth quarter of 2011 included a $61-million charge related to our investment in Hanfeng. The increase was also driven by stronger sales volumes and margins for ESN.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	67

OTHER

EBITDA for our Other non-operating business unit for the fourth quarter of 2012 was a loss of $7-million, compared to a loss of $15-million for the fourth quarter of 2011. The favorable change was primarily driven by an $11-million decrease in share-based payments expense, where there was an $18-million recovery in the fourth quarter of 2012 compared to a $7-million recovery in the same quarter of 2011. The increase in share-based payments recovery was caused by a larger decline of our share price during the fourth quarter of 2012 compared to the same period in 2011.

BUSINESS ACQUISITIONS

Refer to Business Acquisitions on page 56 of this MD&A for a description of our proposed acquisition of the Agri-products Business of Viterra Inc.

During the fourth quarter of 2012, the Retail business unit completed the acquisition of a number of businesses consisting of crop input and distribution centers for total consideration of $136-million.

DISCONTINUED OPERATIONS

The 2011 fourth quarter net loss from discontinued operations of $134-million was attributed to an $85-million write-off of misappropriated soybean inventory acquired in the purchase of AWB and a $37-million payment of guarantees for letters of credit related to AWB’s investment in Hi-Fert. In the fourth quarter of 2012, we recovered $22-million of the previously paid guarantees for letters of credit.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the fourth quarter of 2012, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT and EBITDA. We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to that of other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS.

„ RECONCILIATION OF EBITDA TO NET EARNINGS FROM CONTINUING OPERATIONS

	Three months ended December 31, 2012					Three months ended December 31, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	124	516	17	(7)	650	80	552	(49)	(15)	568
Depreciation and amortization	49	54	8	5	116	43	45	7	5	100
EBIT	75	462	9	(12)	534	37	507	(56)	(20)	468
Finance costs related to long-term debt					(22)					(25)
Other finance costs					(11)					(17)
Income taxes					(147)					(99)
Net earnings from continuing operations					354					327

68	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

ACCOUNTING ESTIMATES

The 2012 and 2011 financial information presented and discussed in this MD&A is prepared in accordance with IFRS as issued by the IASB.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments in applying accounting policies. Judgments that have the most significant effect on the amounts recognized in these financial statements are described below. We also make assumptions and critical estimates. Critical estimates are those which are most subject to uncertainty and have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. We base our judgments, assumptions and estimates on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material.

Our significant accounting policies are discussed in note 2, Significant Accounting Policies, of our Notes to the Consolidated Financial Statements included in this Annual Report. We believe that the following accounting estimates are the most critical in helping readers understand and evaluate our reported financial results. As well, they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

„ SIGNIFICANT JUDGMENTS

Area of Judgment	Judgment Factors

Functional Currency

We determine the functional currency for each entity, and for jointly controlled entities and associates. This requires that we assess the primary economic environment in which each of these entities operates. Our determination of functional currencies affects how we translate foreign currency balances and transactions. Determination includes an assessment of various primary and secondary indicators.	In determining the functional currency of our operations in Canada (Canadian dollar), South America (U.S. dollar) and the Eurozone (euro) we considered the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs, and the currency whose competitive forces and regulations mainly determine selling prices.

Deferred Income Tax Assets

We recognize deferred tax assets only to the extent we consider it probable that those assets will be recoverable. Our recognition of deferred tax assets affects the amount of our tax provision.	We make judgments about when deferred tax assets are likely to reverse, and judgments as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. In determining whether to establish a valuation allowance against a deferred tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Determination and Grouping of Cash Generating Units (“CGU”) and Impairment Testing

In testing for impairment, we group assets into CGUs when we cannot identify cash flows with individual assets. We also combine CGUs for goodwill impairment testing. We use judgment when determining a CGU in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We also use judgment in determining whether indicators of impairment exist.

We have allocated goodwill to two groups of CGUs within our Retail business unit, Americas Retail and Australia Retail, based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure, and interdependence of cash flows.

We determined that indicators of impairment did not exist for our operations outside of North America.

Provisions

We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits of a liability of uncertain timing or amount is probable, not probable, or remote.	We consider all available information relevant to each specific matter. In 2012, we determined that a future outflow of resources was probable for an asset retirement obligation at our Conda, Idaho facility, as described in note 25 of the Notes to the Consolidated Financial Statements.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	69

„ ASSUMPTIONS AND CRITICAL ESTIMATES

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating inventory allowances requires estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

If the estimated net realizable value of inventories declines below cost, we record an inventory write-down as a charge to earnings. During 2012 and 2011, we did not record any material inventory write-downs.

We do not believe there is a reasonable likelihood of a material change in the future estimates or assumptions we use to calculate our allowances. However, if estimates change in an unforeseen manner, we may be exposed to losses or gains that could be material.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates and prepay discounts typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as reductions in the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of individual vendor agreements, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes in order to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.	We have not made any material changes in the accounting methodology we use to record vendor rebates during the past two fiscal years. If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and inventory. However, we collect substantially all receivables associated with these activities in the following fiscal year and therefore do not require subjective long-term estimates. Adjustments to our gross profit and inventory in the following fiscal year have historically not been material. A 10 percent change in our vendor rebates receivable at December 31, 2012 would have affected net earnings by $9-million in 2012.

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.	Our impairment calculations contain uncertainties as they require assumptions and estimates about future cash flows and asset fair values. In determining recoverable amount, we make assumptions about the discount and growth rates we apply, future sales, product margins and overall market conditions. Fair value assessments are subject to estimates and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets.

Although we have significant carrying amounts for property, plant and equipment, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

A 10 percent change in the value of investments in associates at December 31, 2012 would have changed net earnings by $28-million in 2012.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a CGU.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, and fair value less costs to sell.

70	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

In determining whether to establish a valuation allowance against a deferred income tax asset, we perform a continual evaluation of all positive and negative evidence. Our evaluation includes the magnitude and duration of any past losses, current profitability and whether it is sustainable, and our earnings forecasts.

Although we believe that our judgment and estimates are reasonable, actual results could differ. We may be exposed to losses or gains that could be material. This may affect income tax expense and earnings reported in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent we prevail in matters for which we have recorded a liability, or are required to pay amounts in excess of our recorded liability.

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value by using primarily the discounted cash flow method. This method estimates fair value using a discounted five-year forecasted cash flow with a terminal value.

We estimate terminal value using a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying projected cash flows used in our goodwill impairment test are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business and its geographic markets and products.

We have not made any material changes in the underlying assumptions we use to assess impairment loss on goodwill and other intangible assets during the past two fiscal years.

We did not identify impairments of goodwill or intangible assets in 2012.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 13 to our annual financial statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	71

Description	Assumptions and Estimation Uncertainty	Effect if Actual Results Differ From Assumptions

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards, which require us to estimate the likelihood of achieving Company and corporate peer group performance goals.	We make assumptions in applying valuation techniques. We use these assumptions in estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based payments expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based payments expense. A 10 percent change in our share-based payments expense for the year ended December 31, 2012 would have affected net earnings by $8-million in 2012.

Provisions

We recognize provisions based on our assessment of our obligations and available information. Any matters not included as provisions are uncertain in nature and cannot be reasonably estimated.

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these assumptions due to the nature of the factors affecting the amount that will ultimately be required to settle these obligations when they come due.

We make assumptions to determine whether obligations exist and to estimate the amount of obligations that we believe exist.

In estimating the final outcome of litigation, we make assumptions about factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence and facts specific to the matter. This determines whether we require a provision or disclosure in the financial statements.

In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of the work Agrium is obliged to perform or pay for, changes to environmental laws and regulations and whether any of the costs will be shared with other occupants of Agrium sites.

Given the nature of these provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A 10 percent change in our provision for litigation at December 31, 2012 would have affected net earnings by $2-million in 2012.

A change in the assumptions underlying our provisions for asset retirement obligations could have a significant impact on our financial position and results of operations. A 10 percent change in our provision for environmental remediation would have affected net earnings by $12-million in 2012.

Business Acquisitions – Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed as of the date of the acquisition.

Our purchase price allocation process involves uncertainty as we make assumptions to identify the acquired intangible assets, property, plant and equipment and the liabilities assumed in the acquisition, and estimate the fair value of those acquired assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

We completed acquisitions with a total cost of $213-million during 2012. We will complete the purchase price allocation in 2013.

We will complete the purchase price allocation for our planned acquisition of the Agri-products Business of Viterra within a year of closing.

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„ ACCOUNTING STANDARDS AND POLICY CHANGES NOT YET IMPLEMENTED

New or amended	Standard/ Interpretation	Description	Agrium’s proposed date and method of adoption	Impact
New	IFRS 9	Financial Instruments replaces previous guidance on the classification and measurement of financial assets, which will be classified on initial recognition at either a) amortized cost, or b) fair value, with gains and losses on remeasurement recognized in earnings, except for recognition in other comprehensive income on election for equity instruments that are not held for trading. The new guidance also revises standards for financial liabilities under the fair value option, and for derivatives linked to unquoted equity instruments.	January 1, 2015; retrospectively	We expect that initial adoption will have an impact on our financial statements, since it will be adopted retrospectively; however, we are not able at this time to reasonably estimate the impact.

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application will reduce total assets, total liabilities, sales, gross profit, earnings before income taxes, but will not affect net earnings or net equity.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact. On adoption we will add disclosures about our interests in other entities.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped based on whether they may be subsequently reclassified in profit or loss.	January 1, 2012	We have early adopted these amendments related to presentation.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements will be adopted in 2013. We do not expect a material impact.

Amended	IAS 32 and IFRS 7	Offsetting Financial Assets and Liabilities (IAS 32) a) clarifies that a legally enforceable right to set-off exists if the right is not contingent on a future event, and is enforceable both in the normal course of business and in default, insolvency or bankruptcy of all parties to the liability, and b) clarifies provisions on net settlement. IFRS 7 contains new disclosure requirements for amounts offset or subject to master netting arrangements.	We intend to adopt IFRS 7 amendments effective January 1, 2013, and IAS 32 amendments effective January 1, 2014.	We do not expect the IFRS 7 amendments to have a material impact. We are not able at this time to reasonably estimate the impact of the IAS 32 amendments.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

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ENTERPRISE RISK MANAGEMENT

WE MANAGE RISKS TO OUR ENTERPRISE

In the normal course, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.

RISK METHODOLOGY

Through Agrium’s structured Enterprise Risk Management (“ERM”) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an “evergreen” basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is recorded. Additional mitigation strategies are developed by the senior leadership team for implementation where residual risk is considered to be unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

RISK RANKING MATRIX

At Agrium, we utilize our risk matrix to assess the potential impact of risks based on the expected frequency and consequence of risk events:

w	We assess consequence based on the potential aggregate impact of a risk event on the following three areas:

a)	company reputation;

b)	our financial health; and

c)	the environment and the health and safety of our employees and external parties; and

w	Frequency represents how often a consequence related to a risk is expected to occur–it is akin to probability of loss from the risk.

AGRIUM’S RISK MATRIX

74	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

RISK GOVERNANCE STRUCTURE

At Agrium, we believe that good risk management is critical to successful execution of strategy, and that everyone on the Agrium team has a role to play in managing risk.

BOARD OF DIRECTORS

w	Governs risk management directly and through its committees;

w

Responsible for understanding the material risks of the business and the related mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management process in place; and

w

Individual Committees of the Board oversee specific risks relevant to their areas. For example, the Audit Committee monitors the risk management process for financial risks; the Environment, Health, Safety and Security committee monitors the process for managing environmental, health, safety and security (“EHS&S”) risks; and the Compensation Committee assesses compensation programs.

MANAGEMENT

w	Risks that are unique to our separate strategic business units are managed by the presidents of those business units and their teams; and

w	Functional risks are managed by the corporate functional heads and their teams.

CHIEF RISK OFFICER

w

Agrium has an appointed Chief Risk Officer (“CRO”). The CRO is responsible for maintaining an effective ERM process. The CRO monitors current developments in risk management practices, drives improvements in Agrium’s risk management philosophy, program and policies, and champions development of a best practice risk management culture;

w	The CRO reports quarterly to the Board and senior management on all significant risks including new or increased risks resulting from changes in operations or external factors; and

w	The CRO also formally reports to the Board of Directors annually on the ERM process and material risks.

GOVERNANCE FUNCTIONS

w

Agrium maintains several risk governance functions which contribute to our overall control environment, including Internal Audit, Corporate EHS&S, Legal, and the Internal Control and Disclosure Compliance team.

KEY BUSINESS RISKS

The following is a discussion of the key business risks facing Agrium.

PRODUCT PRICE AND MARGIN

Agrium’s operating results are dependent on product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors, including weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.

Within our Wholesale business unit, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be affected to a certain degree by the above factors.

RAW MATERIALS

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the prices for natural gas in North America can vary significantly compared to the prices for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices to a level below what we would consider to be competitive given our input costs.

There is also a risk to the Profertil nitrogen facility concerning gas deliverability during the winter period due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Profertil may also not be able to renew its long-term gas supply contracts at favorable rates or at all.

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There are inherent risks associated with mining. For phosphate, there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining, there is a risk of incurring water intake or flooding, as well as variability in quality, that can impact cost and production volumes.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

UNPLANNED PLANT DOWNTIME

The results of our Wholesale and AAT businesses are dependent on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product that is available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

COUNTRY

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, and have business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government imposed restrictions.

Construction of two new trains at the MOPCO-operated nitrogen plant in Egypt was shut down in November 2011 due to civil unrest, and as a result MOPCO may be unable to complete the planned expansion of the facility. As Agrium holds a 26 percent interest in MOPCO, a failure to complete the expansion could have an adverse effect on our profitability, financial condition and results of operations.

Following its nationalization by the Argentine government, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have different business and economic interests or policy objectives under government management than it did in the past, which may be inconsistent with our interests as the 50 percent owner of that facility and which could have an adverse effect on the profitability, financial condition and results of operations of the Profertil facility. The Argentine government has imposed currency controls and regulatory measures to limit the flow of USD out of the country. We do not depend on repatriation of cash from our Argentine subsidiaries to meet our liquidity and capital resource needs.

BUSINESS ACQUISITIONS AND EXPANSIONS

There is a risk that recent acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all of any anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, there is a risk that expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed or that such expansions may not generate the expected return on investment.

The completion of our acquisition of the Viterra Agri-products Business from Glencore remains subject to receipt of required consents to transfer and applicable regulatory approvals and the satisfaction of certain conditions contained in our agreement with Glencore. If the acquisition is completed, there may be liabilities or risks concerning the Agri-products Business of which we are not aware. There is also a risk that if the proposed sale of the nitrogen facility interest within the Agri-products Business to CF for Cdn$915-million is not completed on the proposed terms, or at all, the expected proceeds therefrom may not be received by us.

In the event the Agri-products Business generates an operating loss in the period from March 31, 2012 to the actual date of transfer of such assets, we will be obligated to make payments to Glencore in respect of any such operating loss in addition to the purchase price for such Agri-products Business.

FOREIGN EXCHANGE

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as to our corporate overhead costs. Significant changes in the Canadian dollar can also have a direct impact on our Canadian effective income tax rate.

A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australian operations, which earn revenues mainly in Australian dollars, but report in U.S. dollars.

76	MANAGEMENT’S DISCUSSION AND ANALYSIS AGRIUM 2012 ANNUAL REPORT

CREDIT AND LIQUIDITY

Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, this could impact our ability to operate under normal conditions.

COUNTERPARTY

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

LEGISLATIVE RISK

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

LITIGATION RISK

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. See the section “Litigation” under “Contingent Liabilities” on page 60 of this MD&A.

TRANSPORTATION

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.

HUMAN RESOURCES

Long-term forecasts predict a tight labor market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

WEATHER

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, as well as react quickly to changes in expected weather patterns that affect demand.

ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on: baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, pre-construction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate: operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation liabilities that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

AGRIUM 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	77

CONTINGENT ENVIRONMENTAL LIABILITIES

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management–we are assessing and investigating some sites and remediating or monitoring others. We have established provisions for our estimated liabilities at individual sites. No single site represents the majority of our environmental remediation liability, nor is the environmental remediation provision for any single site material. New information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, at each reporting period we undertake a provision review process. Our process includes a review by in-house legal counsel in consultation with internal accounting, business unit and other technical staff to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, the status of litigation, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

For the matters described below, at the date of issuance of our Consolidated Financial Statements for the year ended December 31, 2012, we determined that we could not estimate the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include: complexity of the matters; early stages of certain proceedings; lack of information on nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and extent of financial exposure, it is not practical to estimate the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide an estimate of the potential financial effect. Events or factors that could alleviate our current inability to estimate the financial effect of potential losses related to these matters include: further identification of allegations or demands; completion of assessments and investigations; a ruling by a court; or initiation of substantive settlement negotiations.

In addition, we have not disclosed information about the amounts accrued for all of the items identified below because disclosure of the information on a case-by-case basis or by class would seriously prejudice our position in the ongoing proceedings.

U.S. ENVIRONMENTAL PROTECTION AGENCY PHOSPHATE INDUSTRY INITIATIVE

In 2003, the U.S. Environmental Protection Agency (“EPA”) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with the U.S. Resource Conservation and Recovery Act (“RCRA”). RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (“CAA”) programs, including Prevention of Significant Deterioration (“PSD”) and Maximum Achievable Control Technology (“MACT”), the U.S. Emergency Planning and Community Right to Know Act (“EPCRA”) and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with CAA, RCRA, CERCLA and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA, CAA, EPCRA and CERCLA.

In 2007, the EPA issued a notice of violation (“NOV”) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further allegations or demands.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West is working cooperatively with the EPA and the IDEQ to implement this assessment; however the assessment is not yet complete. We expect that the assessment will be substantively complete by 2014, however final completion is dependent on the results of the assessment.

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Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the government’s RCRA allegations may be by a settlement and may include requirements to pay certain penalties (which Agrium currently believes will not be material), modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, as well as resolve the RCRA section 3013 voluntary consent order site investigation findings. With respect to the future closure, maintenance and monitoring costs for the phosphogypsum stack system, in the first quarter of 2012 we recognized an asset retirement obligation of approximately $138-million following our submittal to the EPA of a draft closure plan for the phosphogypsum stack system.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March of 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has had initial discussions with the EPA regarding these allegations. The EPA discussions are ongoing.

For the above U.S. EPA National Enforcement Initiative matters, we have accrued a provision of $4-million for site investigation and soil remediation costs.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: IDAHO MINING PROPERTIES

Nu-West has performed, is performing, or in the future may perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health, but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines and to implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2009, Nu-West initiated a lawsuit against the U.S. government, which is the owner and lessor of four of the historic mine sites (the “Lawsuit”). The Lawsuit was brought under CERCLA to determine the U.S. government’s liability to pay for a material portion of the past and future investigation and remediation costs for those sites. In 2012, the U.S. government and Nu-West reached a tentative settlement, subject to court approval, whereby the U.S. government will: a) pay 33 percent of past and future investigation and remediation costs; and b) contribute, independent of its 33 percent share, all the funds remaining from the government’s recovery of approximately $16-million in a bankruptcy proceeding involving Washington Group International, a past responsible party at the historic mine sites which remaining funds are estimated to be approximately $8-million. Since reaching this tentative settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies pursuant to CERCLA establishing the scope of preliminary work to be conducted at the four historic mine sites. This work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required. We have not accrued any amounts for potential recoveries from third parties.

LEGACY ENVIRONMENTAL REMEDIATION ACTIVITIES: MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. As part of the acquisition, Agrium acquired certain liabilities associated with two closed mineral processing sites known as the Farley Mine Site and the Fox Mine Site near Lynn Lake, Manitoba.

Viridian’s liability at the Farley Mine Site was resolved in 2012 through the execution of an agreement with the Manitoba Mines Branch (“MMB”), whereby Viridian has received a release and indemnification from MMB to the full extent permissible under Canadian law in exchange for the completion of certain remediation work at the site before 2013 and the payment of a lump sum of under $10-million to MMB.

The scope of required remediation work at the Fox Mine Site and the allocation of liability for such work is the subject of ongoing discussions between Viridian and the MMB. The Fox Mine Site is currently subject to an operating license from the Manitoba government that requires Viridian to treat water draining from the site in order to meet downstream water quality standards. Pending a final remediation plan for the site, Viridian will continue to treat water at the Fox Mine Site in order to remain compliant with the operating license.

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CLIMATE CHANGE AND GREENHOUSE GAS ISSUES

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e, although that has recently changed and the contribution costs are now set by order of the Government of Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 750,000 tonnes, excluding NH3-1 emissions, which can contribute up to approximately 420,000 tonnes of CO2e); Carseland Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes), in each case depending on operating time which is influenced by market demand and supply factors. The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on a valuation of $15 per tonne, depending on variations in production from year to year, which will directly impact CO2e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the operation of a cogeneration facility in partnership with TransCanada PipeLines Limited, at Carseland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”), which is designed to generate credits for farmers who reduce their nitrous oxide emissions. NERP was approved by Alberta Environment in October 2010. The implementation of NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on GHG reduction.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal toward a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada on the industries’ GHG reduction target to help meet Canada’s commitment pursuant to the Copenhagen Accord to reducing GHG emissions 17 percent below 2005 levels by 2020. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiencies in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia, the basic building block of all nitrogen fertilizer, is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process is fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government-sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emissions intensity may be theoretically attainable but will be a challenging and potentially cost prohibitive target.

Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (“EOR”), industrial use or underground storage. At our Borger, Texas operation, approximately 390,000 tons of CO2 were captured in 2012 for enhanced oil recovery. In 2007, Agrium also signed an agreement to capture CO2 emissions from our Redwater, Alberta facility for EOR where we are selling the CO2 to a third party who is managing the total project relating to the CO2 transmission and EOR. This project is scheduled to become operational in early 2015. In the prior year, the project had been planned to become operational in 2014. However, the change to 2015 was due to revised time frames issued by the builders of the Alberta Carbon Trunk Line. Agrium also has installed N2O reduction technology at two of three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant during 2014 or beyond depending on reduction technology performance currently under evaluation.

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In addition to the stewardship initiatives at our manufacturing plants, Agrium and the fertilizer industry are also promoting efforts to reduce GHG emissions at the field level. At the farm field level, we are working with several groups to promote 4R nutrient stewardship (use of the right fertilizer source at the right time in the right rate and in the right place). Through this stewardship system, farmers are reducing field emissions of GHGs. Careful placement, timing, attention to rate and product selection (all tenets of the 4R system) can significantly reduce these common agricultural emissions.

Agrium estimates that the production stage of its operations accounts for roughly 95 percent of its overall emissions. In 2011, Agrium met its 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. Agrium is currently considering an updated and more stringent GHG emissions intensity reduction target.

In the U.S., the EPA has recently enacted GHG emissions legislation that establishes a reporting program for emissions of carbon dioxide, methane and other GHGs, as well as a permitting program for large GHG emission sources. While the U.S. Congress has considered various legislation to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is

i.	recorded, processed, summarized and reported within the time periods as required, and

ii.	accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a) -15(f) and 15(d) -15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on this evaluation, the CEO and CFO concluded that as of December 31, 2012 we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2012 Annual Report to Shareholders.

There have been no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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KEY ASSUMPTIONS AND RISKS IN RESPECT OF FORWARD-LOOKING STATEMENTS

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Material assumptions		Material risk factors
Synergies to be achieved on the Landmark acquisition (a)	w	Agrium’s ability to successfully integrate the business of Landmark as planned within expected time frames and costs.	w	Agrium’s ability to achieve enhanced purchasing efficiencies, expansion of product offerings and reduction in overhead expenses. These could be affected by industry factors impacting Agrium’s and Landmark’s businesses generally, and the demand from growers for crop inputs and related products.

Completion of acquisition of Agri-products Business of Viterra and the sale of the 34 percent interest in the Medicine Hat nitrogen facility to CF	w	Agrium’s ability to successfully integrate the Agri-products Business as planned within expected time frames and costs.	w	Risks associated with the completion of the acquisition of the Agri-products Business and the sale of the 34 percent interest in the Medicine Hat nitrogen facility to CF including with respect to the timing thereof.
	w	Agrium will receive regulatory approval of the acquisition of the Agri-products Business as presently contemplated and in a timely manner.
			w	Closing is subject to the receipt of necessary regulatory clearances and other conditions precedent.
w

Potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

			w	Agrium’s ability to integrate the acquired Agri-products Business, including its ability to achieve efficiencies as planned.

Retail’s EBITDA to reach $1.3-billion by 2015 (b)	w	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.	w	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products.

	w	Agrium’s ability to identify suitable candidates for acquisitions and negotiate acceptable terms.	w	Agrium’s ability to integrate acquisitions, including its ability to achieve efficiencies as planned.
	w	Agrium’s ability to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies.

Construction of MOPCO’s additional urea trains in 2013	w	The two new plants will be commissioned in 2013.	w	Further delay in the completion and commissioning of the project due to governmental changes and demonstrations in Egypt.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase and capital costs associated with the project	w	The expansion construction will be completed on schedule as planned and on budget.	w	Labor shortages causing schedule delays and/or cost increases.

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Forward-looking statements	Material assumptions		Material risk factors
Ability to sustain projected potash production with existing reserves and resources	w	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	w	Flooding and/or poor ground conditions limit access to major sections of the ore body or result in poor ore quality.

AAT’s EBITDA to surpass $100-million by 2015 (b)	w w w

Farmers will continue to adopt ESN in North America and abroad.

The U.S. economy will recover, strengthening the turf and ornamental markets.

Turf and ornamental products will continue to be adopted internationally.

			w w w	Our competitors develop a better product for farmers. The U.S. economy stagnates. International competitors aggressively market their branded products.

Carbon capture and storage project progressing as planned	w	Start-up in 2015.	w	Carbon capture and storage funding not received from Alberta government.
			w	Upgrader projects (specifically the NorthWest Upgrader) cancelled or delayed.
			w	Issues with engineering/procurement or construction of facility or the pipeline.

2013 capital spending program (c)	w	We believe we will have sufficient financial resources to fund our expected capital program.

	w	The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	w	We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	w	There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

Potential brownfield opportunities at Redwater and Borger facilities	w w	Necessary permits, utilities and project approvals are secured on time. EPC resources and shop space are available to meet project fast track approach.	w w	Early stage of evaluation and consideration. There can be no assurance that anticipated contributions of additional urea capacity will be realized.

Completion of Profertil debottleneck project by 2014, including estimated capacity increase and reduction in production costs	w	Project will be completed on schedule as planned and on budget. This could be affected by escalation in costs and labor shortages, causing schedule delays and/or cost increases.

(a)	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the Landmark acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
(b)	The purpose of this particular financial outlook is to assist readers in understanding our expected financial results. Readers are cautioned that it may not be appropriate for other purposes.
(c)	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.

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